UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

VIACELL, INC.

(Name of Subject Company)

VIACELL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92554J105

(CUSIP Number of Common Stock)

Marc D. Beer

President and Chief Executive Officer

245 First Street, 15th Floor

Cambridge, Massachusetts 02142

(617) 914-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marc Rubenstein, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is ViaCell, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 245 First Street, 15th Floor, Cambridge, Massachusetts 02142. The telephone number of the principal executive offices of the Company is (617) 914-3400.

(b)	Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of October 1, 2007, there were 39,079,100 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the tender offer by Victor Acquisition Corp., a Delaware corporation (“Offeror”), an indirect wholly-owned subsidiary of PerkinElmer, Inc., a Massachusetts corporation (“PerkinElmer”), to purchase all of the outstanding Shares at a purchase price of $7.25 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by PerkinElmer and Offeror with the Securities and Exchange Commission (the “SEC”) on October 12, 2007. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(2) and (a)(3) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 1, 2007, by and among PerkinElmer, Offeror and the Company (the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be an indirect wholly-owned subsidiary of PerkinElmer. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) any Shares owned by PerkinElmer, Offeror or the Company or any direct or indirect wholly-owned subsidiary of PerkinElmer, Offeror or the Company, including all Shares held by the Company as treasury stock, or (2) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of Section 262 of the DGCL) will be converted into the right to receive the Offer Price from the Offeror (or any such higher price per Share as may be paid in the Offer) (the “Merger Consideration”). The Merger Agreement is summarized in Section 11 of the Offer to Purchase and has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

PerkinElmer has formed Offeror in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of PerkinElmer and Offeror are located at 940 Winter Street, Waltham, Massachusetts 02451.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”) and in the Company’s Proxy Statement on Schedule 14A filed with the SEC on April 17, 2007, as incorporated herein by reference, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) PerkinElmer, Offeror or their respective executive officers, directors or affiliates. The Information Statement included in Annex I is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with PerkinElmer’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Company Board” or the “Company’s Board of Directors”) after the first time at which the Offeror accepts for payment Shares pursuant to the Offer (the “Acceptance Time”) satisfying the Minimum Condition (as defined in the Merger Agreement).

(a)	Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of management and the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company under employment agreements between the Company and each of its executive officers and other key employees.

Employment Agreements

Marc D. Beer, Jim Corbett, Morey Kraus, John Thero and Mary Thistle, each of whom is an executive officer of the Company (an “Executive Officer”), previously entered into executive employment agreements with the Company (the “Executive Agreements”). As of March 2007, Mary Thistle was deemed by the Company to no longer qualify as an executive officer under Rule 3b-7 of the Exchange Act. The Executive Agreements generally provide that if an Executive Officer resigns for “good reason” or is terminated without “cause” (as such terms are defined in each respective Executive Agreement) within an eighteen-month period following a change of control, for Mr. Beer, and within a twelve-month period following a change of control for each of Mr. Corbett, Mr. Kraus, Mr. Thero and Ms. Thistle, then the Executive Officer would be entitled to receive certain severance payments and benefits. In the event of such resignation or termination of Mr. Beer, he would be entitled to receive (i) a payment equal to his base salary payable over a period of 18 months after his termination date and (ii) continuation of life, health and dental benefits and participation in the Company’s retirement plans, at the Company’s expense (provided that Mr. Beer pays his contributory share under any such retirement plans), for a period of 18 months after his termination date. In the event of such resignation or termination of Mr. Kraus, he would be entitled to receive (i) a payment equal to his base salary payable over a period of 12 months after his termination date and (ii) continuation of life, health, and dental benefits and participation in the Company’s retirement plans, at the Company’s expense (provided that Mr. Kraus pays his contributory share under any such retirement plans), for a period of 12 months after his termination date. In the event of such resignation or termination of each of Mr. Corbett, Mr. Thero and Ms. Thistle each of them would be entitled to receive (i) a payment equal to his/her base salary payable over a period of 12 months after his termination date and (ii) continuation of medical and dental benefits for a period of 12 months after his/her termination date. The severance payments and benefits are conditioned upon the Executive Officer’s compliance with certain restrictive covenants as described below in the section entitled “Restrictive Covenants.” None of the Company’s Executive Officers are entitled to payments for taxes or other form of “gross-up” in connection with Section 280G of the Internal Revenue Code of 1986, as amended.

If any Executive Officer terminates his or her employment for “good reason” or his or her employment is terminated without “cause” within the requisite period following a change of control, he or she would also receive a payment payable over the period listed in each Executive Agreement equal to the bonus he/she would have received pursuant to the management bonus plan for the bonus year in which the termination occurs (determined by assuming achievement of all then-existing corporate and individual goals for such year). Notwithstanding the foregoing, if the merger is completed and the Executive Officer does not terminate his/her employment for “good reason” or the employment of an Executive Officer is not terminated without “cause” prior to the payout of 2007 bonuses, he or she will be entitled to a bonus amount for 2007 based upon performance under the Company’s 2007 management incentive compensation plan. The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”), upon review of the Company’s performance, including the shareholder value deemed to be created by the proposed Merger, recommended to the Company Board, and the Company Board voted to award all participants in the 2007 management incentive compensation plan a minimum of 75% of the target bonus amount each employee would have been entitled to for the year ending December 31, 2007 with the potential to earn greater than 75% based upon individual achievement. As a result, any Executive Officer whose employment is terminated by PerkinElmer before the 2007 bonuses are actually paid by PerkinElmer will receive their full 2007 bonus in accordance with their respective Executive Agreement and any Executive Officer whose employment does not terminate prior to such time will receive a minimum of 75% of such amount.

For more detailed descriptions of these Executive Agreements, see the Section entitled “Executive Compensation” of the Company’s Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2007 and the Company’s Current Report on Form 8-K, filed with the SEC on July 2, 2007, which are both incorporated herein by reference. The following descriptions of the Executive Agreements are qualified in their entirety by reference to the respective employment agreements filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), and (e)(6) hereto, which are incorporated herein by reference.

Restrictive Covenants

In order to receive the post-termination payments and/or benefits described above, the Executive Officers are generally required to sign a release of claims in favor of the Company in a form that is satisfactory to the Company.

The severance payments in the event of termination or resignation as described above to each of Mr. Beer, Mr. Corbett, Mr. Kraus, Mr. Thero and Ms. Thistle are conditioned upon the following restrictive covenants:

•

for a period of two years after termination of employment, each Executive Officer is prohibited from, directly or indirectly, (i) engaging in, (ii) owning an interest in, (iii) being employed by, or consulting for, or acting as an advisor to, any person or entity which engages in, or (iv) otherwise participating in any way in, any activity which competes with the business or contemplated business of the Company;

•

for a period of one year after termination of employment, each Executive Officer is prohibited from, directly or indirectly, engaging in activities or rendering services for or to any business organization anywhere in the U.S. which are directly related to any of the specific products or services or ongoing products in which the Executive Officer was working on during employment with the Company; and

•

for a period of one year after termination of employment, each Executive Officer is prohibited from, directly or indirectly, soliciting, or arranging to have any other person solicit, any of the Company’s employees, customers, suppliers, consultants or advisors to alter or terminate such party’s relationship with the Company.

Acceleration of Stock Options

Pursuant to the Merger Agreement and the Company’s Amended and Restated 1998 Equity Incentive Plan (the “Stock Option Plan”), the Compensation Committee recommended to the Company Board, and the Company Board voted to cause all outstanding stock options of the Company (“Company Stock Options”), whether vested or unvested, that are outstanding immediately prior to the Effective Time to become fully vested and each such Company Stock Option to be cancelled, as of the Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable taxes required to be withheld in accordance with the Merger Agreement with respect to such payment) determined by multiplying (x) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option.

The information contained in Section 11 of the Offer to Purchase regarding treatment of the Company Stock Options in the Merger is incorporated in this Schedule 14D-9 by reference. The foregoing summary and the information contained in the Offer to Purchase regarding Company Stock Options are qualified in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit (e)(1) hereto and is incorporated in this Schedule 14D-9 by reference. Further details regarding certain beneficial owners of Shares are described under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement.

The table below sets forth the amounts payable upon consummation of the Merger to the Executive Officers pursuant to the cash-out of Company Stock Options and Shares and the payment of bonuses. The table below also sets forth the amounts payable to each Executive Officer if he or she is terminated without cause or resigns for good reason within the requisite time period following a change of control (with “cause” and “good reason” defined in each respective Executive Agreement).

	Payments Pursuant to Merger Agreement					Received Pursuant to Termination of Employment without Cause or Resignation for Good Reason before December 31, 2007(4)
	Cash-Out of Company Stock Options(1)
Executive Officers	Previously Vested Options	Accelerated Options	Bonus(2)	Cash-out of Shares(3)	Total	Cash Severance	Other Benefits
	(in thousands)
Marc D. Beer	$5,745	$3,906	$156	—	$9,807	$786	$40
Jim Corbett	$83	$221	$77	—	$381	$360	$17
Morey Kraus	$1,732	$79	$62	$1,254	$3,127	$320	$26
John Thero	$16	$242	$99	—	$357	$462	$16
Mary Thistle	$560	$208	$44	—	$812	$297	—

(1)	Pursuant to the Merger Agreement, all Company Stock Options outstanding will, at the time the Merger is consummated, become fully vested, and each Company Stock Option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration ($7.25 for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option. Amounts shown reflect Company Stock Options vested as of October 1, 2007.
(2)

Each employee, including each Executive Officer, is entitled to receive an amount equal to a minimum of 75% of the bonus each employee would have been entitled to for the year ending December 31, 2007.

Executive Officers who receive a bonus payment pursuant to termination of employment without cause or resignation for good reason before the payout of 2007 bonuses under an Executive Agreement will not be entitled to receive this bonus amount.

(3)	Represents 173,000 Shares at a price of $7.25 per share. The cost basis of these shares is not included in this amount.
(4)	Represents payments of salary and bonus equal to the amount that would be payable under the Executive Agreements in the case of a termination without cause or a resignation for good reason following a change in control before December 31, 2007. If an Executive Officer is terminated after December 31, 2007, he or she would receive the cash severance and benefits he or she is entitled to under his or her respective Executive Agreement.

The table below sets forth the amounts payable upon consummation of the Merger to the Company’s non-employee directors pursuant to the cash-out of such Directors’ Company Stock Options and Shares.

	Cash-Out of Company Stock Options(1)
Non-Employee Directors	Previously Vested Options	Accelerated Options	Cash-out of Shares(2)	Total
	(in thousands)
Barbara Bierer, M.D.	$198	$11	$68	$277
Paul Blake, MB, FRCP, FCP, FFPM	$41	$11	—	$52
Paul Hastings	$193	$11	$24	$228
Jan van Heek	$86	$11	$6	$103
Vaughn M. Kailian	$338	$23	—	$361
James Sigler	$41	$11	—	$52

(1)	Pursuant to the Merger Agreement, all Company Stock Options will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess, if any, of the Merger Consideration ($7.25 for the purposes of these calculations) over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option. Amounts shown reflect Company Stock Options vested as of October 1, 2007.
(2)	Represents 9,404 Shares, 3,291 Shares and 875 Shares owned by Barbara Bierer, Paul Hastings and Jan van Heek, respectively, at a price of $7.25 per share. The cost basis of these shares is not included in this amount.

Indemnification of Executive Officers and Directors

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys’ fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that a court of competent jurisdiction shall determine that such indemnity is proper.

Article VIII of the Company’s amended and restated Certificate of Incorporation provides that the Company shall, to the maximum extent permitted under the DGCL and except as set forth below, indemnify and upon request, advance expenses to each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of the Company, or is or was serving, or has agreed to serve, at the request of the Company, as a director, officer, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Notwithstanding anything to the contrary in Article VIII of the Company’s amended and restated Certificate of Incorporation, the Company shall not indemnify an Indemnitee seeking indemnification in connection with any action, suit, proceeding, claim or counterclaim, or part thereof, initiated by the Indemnitee unless the initiation thereof was approved by the Board of Directors. The indemnification provided for in Article VIII is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity. The Company has obtained insurance covering its directors and officers against losses and insuring it against certain obligations to indemnify its directors and officers.

Pursuant to the Merger Agreement, for six years after the Effective Time, PerkinElmer and the Offeror have agreed to honor, and to cause the Surviving Corporation to honor, to the fullest extent permitted by law, all of the Company’s obligations to indemnify and advance expenses, to hold harmless and to exculpate each present and former director and officer of the Company against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring before the Effective Time, whether asserted or claimed before, at or after the Effective Time, to the extent that such obligations to indemnify and hold harmless, advance expenses or exculpate exist as of the date of the Merger Agreement.

The Merger Agreement further provides that at or prior to the Acceptance Time, for a period of six years after the Effective Time, PerkinElmer and the Offeror have agreed to either (1) cause the Surviving Corporation to maintain (to the extent available in the market) a directors’ and officers’ liability insurance policy covering those persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date of the Merger Agreement), or (2) cause the Surviving Corporation to purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy, in either case with coverage in amount and scope at least as favorable to such persons as the Company’s coverage as of the date of the Merger Agreement; provided that PerkinElmer, the Offeror and the Surviving Corporation are not required to expend in excess of 225% of the annual premium under the Company’s existing directors’ and officers’ insurance policy. In the event such aggregate annual premium amount is insufficient for such coverage, PerkinElmer has agreed to cause the Surviving Corporation to maintain the maximum amount of coverage that is available for such amount. The Company may satisfy PerkinElmer’s and the Offeror’s obligations to cause the Surviving Corporation to maintain sufficient directors’ and officers’ liability insurance by purchasing a “tail” policy under the Company’s existing directors’ and officers’ insurance policy on terms and conditions providing not materially more favorable benefits as the Company’s existing directors’ and officers’ insurance policy, so long as the cost of the “tail” policy does not exceed $1,250,000.

The foregoing summary of the indemnification of Executive Officers and directors and Directors’ and Officers’ Insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)	Arrangements with Offeror and PerkinElmer.

Merger Agreement.

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (d)(1) to the Schedule TO and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference to provide information regarding its terms.

The Merger Agreement governs the contractual rights between the Company, PerkinElmer and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or PerkinElmer in the Company’s or PerkinElmer’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or PerkinElmer. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Mutual Non-Disclosure Agreement

On June 13, 2007, the Company and PerkinElmer entered into a non-disclosure agreement (the “Non-Disclosure Agreement”) which was subsequently amended on July 23, 2007. Under the terms of the Non-Disclosure Agreement, the Company and PerkinElmer agreed to furnish the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible transaction between PerkinElmer and the Company. The foregoing summary is qualified in entirety by reference to the complete text of the Non-Disclosure Agreement and subsequent amendment, which are included as Exhibits (e)(7) and (e)(8) hereto and are incorporated herein by reference.

Representation on the Company’s Board of Directors

The Merger Agreement provides that, promptly after the Acceptance Time, and from time to time thereafter, the Offeror will be entitled to designate such number of members of the Company Board, rounded to the next whole number, as will give the Offeror representation on the Company Board (the “Offeror’s Designees”) equal to the product of:

•	the total number of directors on the Company Board (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement), multiplied by

•	the percentage that the number of Shares that the Offeror and PerkinElmer beneficially own at the Acceptance Time bears to the total number of Shares then outstanding.

The Merger Agreement also provides that in no event will the Offeror’s Designees constitute less than a majority of the Company Board. The Company is required to take all actions necessary to cause the Offeror’s Designees to be so elected or appointed to the Company Board, including , if necessary and at the Offeror’s request, by using its reasonable best efforts to seek and accept the resignation of such number of directors or to increase the size of the Company Board so as to enable the Offeror’s Designees to be so elected or appointed. In addition, the Company is required, at the Acceptance Time, to cause individuals designated by the Offeror to constitute the same percentage (rounded up to the nearest whole number) of the board of directors of each subsidiary of the Company and of any committee of the board of directors of the Company or any of its subsidiaries, as the Offeror’s designees represent on the Company Board.

Notwithstanding the requirements described above, the Company, PerkinElmer and the Offeror have agreed to use their respective reasonable best efforts to cause the Company Board to include at least two members (the “Independent Directors”) who were directors of the Company on the date of the Merger Agreement. If there are fewer than two Independent Directors in office at any time prior to the Effective Time, the remaining Independent Director is entitled to designate another individual to fill the vacancy, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director remains prior to the Effective Time, a majority of the members of the Company Board then in office are entitled to designate two individuals who are not directors, officers, employees or affiliates of PerkinElmer or the Offeror to fill such vacancies, and such directors will be deemed Independent Directors for purposes of the Merger Agreement.

From and after the time, if any, that the Offeror’s Designees on the Company Board constitute a majority of the Company Board and prior to the Effective Time, and subject to the terms of the Merger Agreement, the approval of a majority of the Independent Directors is required (in addition to the approval of the Company Board) for:

•	any amendment of or modification to the Merger Agreement;

•	any termination by the Company of the Merger Agreement;

•	any extension of time for performance of any of the Offeror’s or PerkinElmer’s obligations under the Merger Agreement;

•

any waiver of any condition to the Company’s obligations under the Merger Agreement or any of the Company’s rights under the Merger Agreement other than a waiver of a limitation in the Offeror’s “top-up option” relating to any stockholder approval requirements; or

•	any amendment to the Company’s certificate of incorporation or bylaws.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Company Board of Directors.

At a meeting of the Company’s Board of Directors held on October 1, 2007, the Company Board unanimously: (1) determined that the Offer and the Merger are fair to, and in the best interest of, the Company and its stockholders, (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the Offer and adopt the Merger Agreement.

The Company Board recommends that the Company’s stockholders accept the Offer, tender their Shares under the Offer to Purchase and, if necessary, adopt the Merger Agreement.

A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(1)(A) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Background and Reasons for the Company Board of Directors’ Recommendation.

Background of the Offer.

The Company’s management has periodically explored and assessed, and discussed with the Company Board, strategic alternatives for the Company. These alternatives included strategies to grow and expand the Company’s business and operations through collaboration arrangements and licensing agreements, and opportunities to merge or combine the Company’s operations with other companies in the cord blood banking or pharmaceutical sectors.

In late May 2007, Marc D. Beer, the Company’s President and Chief Executive Officer and Gregory Summe, PerkinElmer’s Chief Executive Officer exchanged emails in which each expressed an interest to learn about the other party’s business. In an email to Mr. Beer, Mr. Summe proposed a meeting with Aaron Geist, PerkinElmer’s Vice President, Business Development, to discuss PerkinElmer’s interest in the Company.

On May 30, 2007, the Company Board held a regularly scheduled meeting at the Company’s offices during which several topics were discussed, including the Company’s revised 2007 financial forecast and associated assumptions and risks, the challenges the Company was facing with respect to the rate of revenue growth, the overall market growth for family cord blood banking, a potential acquisition of a third party (the “Third Party Strategic Opportunity”) and the interactions to date with PerkinElmer. Also discussed were reasons for the revision in the 2007 financial forecast, the timing and content of public communication of the revised forecast and, in particular, communication that revenue growth for 2007 was revised to reflect closer to twenty-percent growth compared to 2006 rather than closer to thirty-percent growth as previously forecast. At this meeting, the Company Board discussed establishing a special committee of the Board to assist the management team in activities related to evaluating the potential strategic opportunity with PerkinElmer and the Third Party Strategic Opportunity.

On May 31, 2007, Mr. Beer and Mr. Geist met and discussed PerkinElmer’s interest in a strategic transaction with the Company, including a potential acquisition.

In early June 2007, the Company Board created and approved a committee of the Company Board (the “Special Committee”) to evaluate the PerkinElmer opportunity and the Third Party Strategic Opportunity, with the assistance of the Company’s management, the Company’s financial advisor, UBS Securities LLC, (“UBS”), and the Company’s outside legal counsel, Ropes & Gray LLP (“Ropes & Gray”).

On June 12, 2007, the Company received a preliminary non-binding indication of interest from PerkinElmer and a draft of the Non-Disclosure Agreement. The parties negotiated the Non-Disclosure Agreement over the next few days and finalized the Non-Disclosure Agreement on June 20, 2007.

On June 13, 2007, the Special Committee held a special telephonic meeting to discuss the Company’s response to PerkinElmer’s indication of interest and the status of the Third Party Strategic Opportunity in which the Company’s management and legal and financial advisors participated. The Special Committee instructed Mr. Beer to continue discussions with PerkinElmer to determine the nature and level of PerkinElmer’s interest in a transaction with the Company.

On June 14, 2007, Mr. Beer made a telephonic presentation to PerkinElmer’s management regarding the Company, its products and pipeline. The presentation consisted solely of non-confidential information about the Company as the Non-Disclosure Agreement had not yet been fully executed.

On June 15, 2007, Mr. Beer distributed materials to the Company Board regarding the Third Party Strategic Opportunity and PerkinElmer’s indication of interest, including some preliminary financial information on a potential transaction with PerkinElmer.

On June 21, 2007, the Special Committee held a special telephonic meeting to further discuss the Company’s response to PerkinElmer’s indication of interest and the Third Party Strategic Opportunity in which the Company’s management and legal and financial advisors participated. The Special Committee also discussed matters concerning the valuation of the Company.

On June 28, 2007, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), PerkinElmer’s financial advisor, on behalf of PerkinElmer, orally proposed to the Company’s financial advisor that PerkinElmer acquire the Shares for a price of $7.75 per share in cash. The proposed purchase price represented approximately (i) a 38.1% premium to the previous trading day’s closing price of the Shares on the Nasdaq Global Market; (ii) a 33.7% premium to the trailing 30-trading day average closing price of the Shares on the Nasdaq Global Market; (iii) a 31.7% premium to the trailing 60-trading day average closing price of the Shares on the Nasdaq Global Market; and (iv) a 36.3% premium to the trailing 90-trading day average closing price of the Shares on the Nasdaq Global Market.

On June 29, 2007, the Company Board held a special telephonic meeting to discuss the PerkinElmer proposal and the Third Party Strategic Opportunity in which the Company Board directed the Company’s management and financial advisor to continue discussions with PerkinElmer about a possible sale transaction and to pursue efforts to increase the per share purchase price. The Company Board determined that a potential transaction with PerkinElmer was a more attractive opportunity for the Company than the Third Party Strategic Opportunity, as discussions with such third party had reached an impasse and were determined by the Board to be unproductive.

Later that day, Mr. Beer and Jeffrey Capello, PerkinElmer’s Chief Financial Officer, had a telephone conversation in which Mr. Beer relayed the Company Board’s response to the PerkinElmer proposal, including the Company’s position that PerkinElmer would need to increase its proposed purchase price.

On July 10, 2007, the Special Committee held a special telephonic meeting and instructed the Company’s financial advisor to communicate to Merrill Lynch that the Company expected a higher offer. This was conveyed in a subsequent conversation between the parties’ respective financial advisors.

On July 13, 2007, PerkinElmer submitted a non-binding written proposal reflecting, among other things, a purchase price of $8.00 per share and a request that the Company agree to a three-week exclusivity period. The proposed purchase price represented approximately (i) a 40.1% premium to the previous trading day’s closing price of the Shares on the Nasdaq Global Market; (ii) a 40.8% premium to the trailing 30-trading day average closing price of the Shares on the Nasdaq Global Market; (iii) a 36.6% premium to the trailing 60-trading day average closing price of the Shares on the Nasdaq Global Market; and (iv) a 39.3% premium to the trailing 90-trading day average closing price of the Shares on the Nasdaq Global Market.

On July 13, 2007, the Special Committee held a special telephonic meeting and discussed opening a due diligence data room for PerkinElmer. The Special Committee determined that the Company would enhance the prospect of a higher offer from PerkinElmer by permitting PerkinElmer to conduct due diligence. On that same day, in accordance with the Special Committee’s directives, the Company’s financial advisor discussed with PerkinElmer’s financial advisor the Company’s response to PerkinElmer’s revised proposal and the possibility of the Company permitting PerkinElmer to conduct full due diligence.

On July 18, 2007, the Company Board held a special telephonic meeting, at which the Company’s management and legal and financial advisors were present. The Company Board determined that the Company should continue to explore a possible transaction with PerkinElmer but reserved judgment on whether to proceed with a sale. The Company Board discussed with the Company’s management and financial advisor potential bidders for the Company in a sale transaction. The Company Board concluded that the likely potential bidders were confined to a limited number of life science companies with substantial experience with mergers and acquisitions transactions. The Company Board also discussed the preliminary nature of PerkinElmer’s indication of interest, including the lack of significant due diligence to support PerkinElmer’s proposed purchase price. The Company Board discussed the advisability of various approaches to achieving the best possible price in connection with a potential sale of the Company, including positioning the Company in the course of diligence and negotiating with PerkinElmer to achieve the highest offer from PerkinElmer, having the Company’s financial advisor approach other potential acquirors prior to entering into a definitive agreement with PerkinElmer and structuring a transaction with PerkinElmer in a manner that would not preclude alternative acquirors from making proposals following an announcement of a potential deal. The Company Board further determined that a public auction was not in the best interests of the Company, both because the Company Board had not yet determined to approve a sale at this time and because of the risk that the Company would be perceived as “tainted goods” if such a process failed to result in proposals at acceptable prices. The Company Board concluded that the Company should engage in a due diligence process with PerkinElmer, trying to achieve the highest possible offer from PerkinElmer and securing a transaction with PerkinElmer while negotiating contract provisions that would permit a superior bid to emerge after any transaction with PerkinElmer was announced if the Company Board decided to sell the Company. The Company Board also discussed the desirability of pursuing the Third Party Strategic Opportunity versus the PerkinElmer opportunity in light of the status of discussions regarding the Third Party Strategic Opportunity, and concluded that pursuing the potential PerkinElmer transaction as a high priority was in the best interests of the Company. The Company Board also discussed PerkinElmer’s request for an exclusivity period. The Company decided to move forward with the due diligence process but instructed the Company’s financial advisor to inform PerkinElmer’s financial advisor that the Company Board would not agree to an exclusivity period at this point. PerkinElmer ultimately accepted the Company’s proposal.

On July 20, 2007, PerkinElmer sent its initial due diligence request to the Company. On July 23, 2007, the Company and PerkinElmer executed an amendment to the Non-Disclosure Agreement pursuant to which PerkinElmer agreed for a specified period not to acquire shares of the Company’s capital stock, not to take certain actions with respect to the control of the Company without the consent of the Company Board and not to solicit the employees of the Company without the consent of the Company.

On July 24, 2007, the Company opened an electronic data room to PerkinElmer’s management and its representatives and over the next several weeks, PerkinElmer conducted its initial due diligence review.

On July 31, 2007, the Company Board held a regularly scheduled meeting at the Company’s headquarters. The Company’s management and legal and financial advisors also participated in the meeting in which the Company Board reviewed and discussed the Company’s financial forecast and other business activities. The review and discussion of the Company’s financial projections included a review of potential outcomes, assumptions and risks across a range of potential operating scenarios. Elements of these forecasts reflected revenue growth approaching or exceeding 20% annually for at least five years, an average of over $10 million annually being spent on therapeutic product development and becoming cash flow positive on a consolidated basis by mid-2008. In conjunction with the review of the financial forecast, the Company Board discussed the likelihood of potential milestones and other activities over the coming months and years being positive catalysts to the Company’s stock price. The Company’s financial advisor reviewed financial aspects of a potential sale of the Company and provided an overview of PerkinElmer and its potential strategic rationale for the transaction. Other potential strategic partners for the Company were also discussed. The Company Board concluded that it would be in the best interests of the Company to work to conclude a definitive agreement with PerkinElmer with a “go-shop” provision.

On August 1 and 2, 2007, members of the Company’s and PerkinElmer’s management, together with the parties’ respective financial advisors, met to discuss the Company and its business activities. At the close of the August 2nd meeting, Robert Friel, PerkinElmer’s Chief Operating Officer, informed Mr. Beer that PerkinElmer would get back to the Company on PerkinElmer’s timing and plans by early in the following week.

On August 8, 2007, PerkinElmer’s financial advisor informed the Company’s financial advisor that PerkinElmer would require an additional one to two weeks in order to further evaluate the Company and to conduct some market research on the cord blood banking market. The Company subsequently decided to terminate PerkinElmer’s access to the data room and limit PerkinElmer’s access to the Company’s management over the following couple of weeks to only select members.

On August 10, 2007, Mr. Summe and Mr. Beer had a telephonic discussion in which Mr. Summe provided more context around PerkinElmer’s decision to delay transaction discussions. Mr. Summe emphasized, among other things, that PerkinElmer’s management and Board of Directors remained interested in completing a deal, but reiterated that PerkinElmer required more time to further evaluate the potential transaction.

Between August 9 and August 22, 2007, the Company’s management and PerkinElmer’s management periodically communicated about PerkinElmer’s financial model and the status of its market research.

On August 23, 2007, Mr. Capello telephoned Mr. Beer to provide an update on the work PerkinElmer had conducted over the previous couple of weeks. Mr. Capello also indicated that PerkinElmer’s management desired to advance discussions with the Company and that it would provide the Company with a formal proposal by Wednesday, August 29, 2007.

On August 29, 2007, PerkinElmer sent the Company a non-binding written indication of interest reflecting, among other things, a purchase price for the Company of $7.25 per share, which, at that time, represented approximately (i) a 66.3% premium to the previous trading day’s closing price of the Shares on the Nasdaq Global Market; (ii) a 50.1% premium to the trailing 30-trading day average closing price of the Shares on the Nasdaq Global Market; (iii) a 38.3% premium to the trailing 60-trading day average closing price of the Shares on the Nasdaq Global Market; and (iv) a 31.9% premium to the trailing 90-trading day average closing price of the Shares on the Nasdaq Global Market. The proposed purchase price was subject to a number of conditions, including a requirement that the Company agree to a three-week exclusivity period. Along with the proposal, PerkinElmer sent the Company a draft of a proposed merger agreement that was drafted by PerkinElmer’s outside counsel, Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), and a draft of an exclusivity agreement.

On August 30, 2007, the Special Committee held a special telephonic meeting, at which the Company’s management and legal and financial advisors were present, to discuss, among other things, the Company’s alternatives, including rejecting PerkinElmer’s revised proposal, engaging in further discussions with PerkinElmer to attempt to increase its proposed purchase price and conducting a targeted third party solicitation process. The Committee also discussed possible reasons for the reduction in PerkinElmer’s purchase price, including possible concern with the Company’s ability to increase revenue growth from its cord blood banking business in the future and the recent decline in the Company’s stock price. The Special Committee discussed alternatives for testing the potential interest of other third parties before executing a merger agreement with PerkinElmer versus including provisions in the merger agreement to permit alternative bidders to emerge after a definitive agreement was announced. The Special Committee discussed the terms of PerkinElmer’s revised proposal, the value of the Company’s therapeutic business and the cash burn attributable to the Company’s research and development activities. The Special Committee also discussed investor reaction to the Company’s financial results for the period ended June 30, 2007 as reported in its quarterly report on Form 10-Q, revisions to analyst projections regarding the Company’s financial performance and the likelihood of missing or significantly exceeding these projections over the balance of 2007 and 2008. After deliberating, the Special Committee then directed the Company’s financial advisor to make a counteroffer of $7.75 with no exclusivity period. Later that day, the Company’s counterproposal was conveyed and, in subsequent conversations between the parties’ respective financial advisors, PerkinElmer’s financial advisor indicated on behalf of PerkinElmer that PerkinElmer would consider a price of $7.40 per share with a requirement of three weeks of exclusivity.

On August 31, 2007, the Special Committee held a special telephonic meeting, at which the Company’s management and legal and financial advisors were present, to discuss PerkinElmer’s revised proposal, the effect of lowering the break-up fee, other potential bidders for the Company and the likelihood of such bidders emerging after the announcement of a deal with PerkinElmer. The Special Committee instructed the Company’s financial advisor to make a counteroffer of $7.50 per share with an exclusivity period until September 18, 2007 and a reduction in the break-up fee initially proposed by PerkinElmer.

Shortly after the Special Committee meeting, PerkinElmer agreed to the Company’s $7.50 per share counteroffer. Later that day, the data room was re-opened to PerkinElmer and its representatives.

From August 31, 2007 to September 17, 2007, PerkinElmer continued its due diligence review of the Company and its business. On September 4, 2007, PerkinElmer’s management gave a presentation to the Company’s management on the strategic rationale for the transaction, the proposed timing for the transaction, outstanding diligence items and the plans for ongoing diligence, and other matters.

On September 5, 2007, the Company and PerkinElmer signed an exclusivity agreement providing for a period of exclusivity that expired on September 18, 2007, during which the Company could not solicit or participate in any acquisition offer or proposal from any entity other than PerkinElmer. In addition, the Company and PerkinElmer began negotiations on the terms of the Merger Agreement.

On September 7, 2007, Mr. Beer and Mr. Summe had a telephonic discussion about the Merger Agreement and various matters related to the Company’s employees.

On September 11, 2007, the Company Board held a special telephonic meeting in lieu of its regularly scheduled meeting, at which members of management and representatives of Ropes & Gray were present, to discuss the Company’s operating business and other business activities and to review the status of the potential transaction with PerkinElmer. The directors had been provided in advance of the meeting with the Company’s financial forecast, the anticipated timeline of events leading up to September 18, 2007, the tentative date that the parties discussed targeting to finalize and announce the transaction, a summary of due diligence activities, the status of the Merger Agreement and PerkinElmer’s presentation to the Company’s management earlier in the week. The Company Board discussed the process for completing the transaction and the market dynamics for a potential superior bidder to make an offer for the Company after announcement of the transaction. Ropes & Gray summarized the significant issues in the Merger Agreement, including those previously discussed with the Company’s management. The Company’s management provided the Company Board with an update on discussions with PerkinElmer’s management regarding employee compensation and the treatment of employees. Representatives of Ropes & Gray also reviewed with the Company Board its fiduciary duties in the context of a sale transaction. Later in the day, the Company distributed a package to the Special Committee, a copy of which was provided to all other members of the Company Board, containing the draft of the Merger Agreement sent by WilmerHale earlier in the day, a summary of the key outstanding issues in the Merger Agreement and a timeline covering the events and meetings that needed to occur before the anticipated agreement signing date of September 18, 2007.

On September 12, 2007, the Special Committee held a special telephonic meeting, at which the Company’s management and legal and financial advisors were present, to discuss the Merger Agreement and related matters. The Special Committee discussed certain provisions of the Merger Agreement and instructed the Company’s management and legal and financial advisors to continue working on the Merger Agreement and related agreements in an effort to meet the deadline of announcing the deal on September 18, 2007.

On September 13th and 14th, 2007, Ropes & Gray, the Company’s internal legal counsel, WilmerHale and PerkinElmer’s internal legal team participated in conference calls to discuss the remaining issues in the Merger Agreement. In connection with these discussions, on September 13th, Ropes & Gray sent to WilmerHale an email outlining the open issues on the Merger Agreement. These issues included the size of the break-up fee and triggers for payment of the break-up fee and the length of the notice period of PerkinElmer’s right to match a superior proposal.

Later on September 14, 2007, Mr. Friel informed Mr. Beer by telephone that PerkinElmer’s management was not ready to request approval of the transaction from PerkinElmer’s Board of Directors. Mr. Friel expressed concerns about the integration plan and PerkinElmer’s ability to retain certain Company executives and key employees.

Subsequent to the telephone call with Mr. Friel, Mr. Beer had a telephone call with two members of the Special Committee, Mr. Kailian and Mr. Hastings, in which he recounted his conversation with Mr. Friel and discussed options for responding. Mr. Beer subsequently called Mr. Summe to discuss this matter and to discuss PerkinElmer’s integration plans and concerns.

On September 16, 2007, Mr. Friel informed Mr. Beer by telephone that he would still not be requesting approval of the transaction from PerkinElmer’s Board of Directors due to PerkinElmer’s integration concerns. Based on discussion with members of the Special Committee, Mr. Beer informed Mr. Friel that the Company was terminating discussions between the parties along with all diligence activities.

On September 17, 2007, the Special Committee held a special telephonic meeting, together with the Company’s management and legal and financial advisors, to discuss the interactions between the Company and PerkinElmer over the last few days.

On September 18, 2007, the Company Board held a meeting to discuss the status of the PerkinElmer transaction and the status and plans of the Company’s business and business activities.

On September 18, 2007, representatives of PerkinElmer’s financial advisor discussed with the Company’s financial advisor the possibility of moving forward with the transaction, subject to PerkinElmer’s ability to get assurances that certain Company executives would remain with PerkinElmer.

On September 18, 2007, at midnight, the exclusivity period expired. Shortly thereafter, the Company suspended the access of PerkinElmer and its representatives to the data room.

On September 19, 2007, the Special Committee held a special telephonic meeting, in which the Company’s management and legal and financial advisors participated, to discuss the response to the matters relayed by PerkinElmer’s financial advisor the prior day. At the request of the Company Board, representatives of the Company’s financial advisor reviewed possible next steps for moving forward with PerkinElmer on a potential strategic transaction, and representatives of Ropes & Gray further discussed the Company Board’s fiduciary duties in the context of a sale transaction. The Special Committee also discussed with Company’s management the Company’s revenue forecast, including progress under its Mothers Work agreement, for the quarter ending September 30, 2007. This discussion included consideration of the advantages and disadvantages in delaying merger-related discussions until after the results for the quarter had been finalized and publicly disclosed. The Company Board decided to pursue continued discussions with PerkinElmer and instructed the Company’s financial advisor to conduct a focused third party solicitation to explore the possibility of other interest in the Company.

Over the next several days and in accordance with the Special Committee’s directives, several companies were contacted to gauge their possible interest in the Company.

On September 20, 2007, after discussions between the parties, the data room was re-opened to PerkinElmer and its representatives.

On September 20 and 21, 2007, various in-person and telephonic meetings took place between members of PerkinElmer’s management and certain members of the Company’s management and key employees regarding their potential roles following a transaction. The negotiations between Ropes & Gray and WilmerHale on the Merger Agreement continued, focusing on the key open issues previously identified by Ropes & Gray, as well as certain provisions related to the Company’s ability to terminate the Merger Agreement and certain provisions related to PerkinElmer’s ability not to close the tender offer.

Later that afternoon, Mr. Beer and Mr. Friel had a telephone call in which Mr. Friel informed Mr. Beer that PerkinElmer was now comfortable with the integration plans, but that PerkinElmer wanted to reduce the purchase price from $7.50 to $7.00 per share. Mr. Beer responded that he would discuss the revised proposal with the members of the Special Committee. PerkinElmer’s access to the data room was suspended shortly after this call.

Later that evening, Mr. Beer discussed PerkinElmer’s revised proposal with members of the Special Committee, each of whom was in favor of rejecting the proposal. Mr. Beer subsequently informed Mr. Friel of the Special Committee’s decision.

Later that evening, Mr. Beer informed all Company directors of the recent developments along with the Special Committee’s decision.

On September 24, 2007 and September 25, 2007, further discussions took place between the parties and their respective financial advisors regarding each party’s position on price.

During the morning of September 26, 2007, Merrill Lynch advised the Company’s financial advisor that PerkinElmer was prepared to accept a purchase price of $7.25 per share, provided that the Company agreed to PerkinElmer’s position on the key remaining open issues in the Merger Agreement. The Company’s management agreed to move forward and proceed with negotiations.

Over the course of the next several days, the parties’ respective management teams and legal and financial advisors negotiated the final terms of the Merger Agreement and related documentation.

In the evening of September 28, 2007, the Special Committee held a special telephonic meeting, in which representatives of the Company’s financial advisor participated, to discuss financial aspects of the transaction.

Later that evening, Paul Hastings, a member of the Special Committee, distributed a substantially final draft of the Merger Agreement and a draft of the joint press release announcing the transaction to the Company Board in preparation for the Company Board’s meeting on October 1, 2007.

On September 29, 2007, the Special Committee held a special telephonic meeting to further discuss the transaction in which the Company’s legal and financial advisors participated. Representatives of Ropes & Gray described the terms of the Merger Agreement to the Special Committee. Representatives of the Company’s financial advisor provided an update on the potential buyers contacted, noting that one company contacted indicated that it was not interested in pursuing a transaction with the Company and that none of the others had committed to pursue a transaction with the Company or had indicated that it would be ready to make a commitment in the immediate future. There was a discussion regarding the circumstances under which, if the Company entered into a Merger Agreement with PerkinElmer that topping bids could continue to be received and considered in accordance with the Merger Agreement. The Special Committee noted that the $7.25 price represented approximately (i) a 53.6% premium to the Company’s previous trading day’s closing price of the Shares on the Nasdaq Global Market; (ii) a 61.7% premium to the trailing 30-trading day average closing price of the Shares on the Nasdaq Global Market; (iii) a 49.6% premium to the trailing 60-trading day average closing price of the Shares on the Nasdaq Global Market; and (iv) a 41.2% premium to the trailing 90-trading day average closing price of the Shares on the Nasdaq Global Market.

On September 30, 2007, the Special Committee held a special telephonic meeting, in which the Company’s legal and financial advisors participated, to further discuss the transaction. The members of the Special Committee discussed, among other things, the terms of the Merger Agreement and certain financial aspects of the transaction, including the Company’s historical stock price and the premium represented by PerkinElmer’s proposal.

A special meeting of the Company Board was held telephonically during the afternoon of October 1, 2007 to discuss the proposed terms of the transaction. The Company’s management and legal and financial advisors participated in the meeting. In advance of this telephonic meeting, a revised draft of the Merger Agreement and related materials were circulated to the Company Board. The Company Board also engaged in a review with Ropes & Gray of the key provisions of the Merger Agreement. UBS rendered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated October 1, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $7.25 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of the Shares (other than PerkinElmer, Offeror and their respective affiliates) was fair, from a financial point of view, to such holders. The Company Board reviewed with Ropes & Gray the Company Board’s fiduciary duties in a sale transaction. On the basis of the Company’s activities to date and, after extensive discussion, the Company Board determined that the price then being proposed by PerkinElmer for each Share was the best per share price then obtainable.

After further discussion among the participants on the call to address questions from the Company Board, the Company Board, by a unanimous vote, approved the proposed Merger Agreement, the Offer and Merger. The Merger Agreement and other transaction-related documents were signed and their execution was announced on October 1, 2007 in a joint press release.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger and the Merger Agreement, the Company Board consulted with the Company’s management, legal counsel and financial advisor and, in reaching its recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, the Company Board considered a number of factors, including the following:

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The Company’s Operating and Financial Condition; Prospects of the Company. The Company Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company and the Company’s short-term and long-term capital needs. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Company Board considered, among other factors, that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Shares were acquired for cash. These risks and uncertainties included risks relating to the Company’s reliance upon one service offering for its revenues, the ability to successfully leverage the Company’s sales force, to successfully develop its current pipeline products, potential difficulties or delays in its pre-clinical and clinical trials, and its effectiveness at managing and raising sufficient financial resources (including financing its research and development activities), as well as the other risks and uncertainties discussed in the Company’s filings with the SEC).

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Strategic Alternatives. The Company Board considered trends in the industry in which the Company’s business operates and the strategic alternatives available to the Company, including remaining an independent public company, acquisitions of or mergers with other companies in the industry, as well as the risks and uncertainties associated with such alternatives.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered the relationship of the Offer Price to the historical market prices of the Shares. In light of the Company’s activities to date (including, without limitation, overtures made to selected third parties in advance of the execution of the Merger Agreement), the Company Board determined that the Offer Price and Merger Consideration to be paid in the Offer and the Merger represented the best per share price currently obtainable for the Company’s shareholders. In making that determination, the Company considered that the Offer Price and Merger Consideration, respectively, represents a premium of approximately:

(i) 53.6% over $4.72 , the closing price of the Shares on the Nasdaq Global Market on September 28, 2007, the last trading day prior to the execution of the Merger Agreement;

(ii) 53.3% over $4.73 , the closing price of the Shares on the Nasdaq Global Market on September 21, 2007, one week prior to the last trading day prior to the execution of the Merger Agreement;

(iii) 66.3% over $4.36 , the closing price of the Shares on the Nasdaq Global Market on August 28, 2007, one month prior to the last trading day prior to the execution of the Merger Agreement; and

(iv) 41.2% over $5.14 , the average 90 trading day average of the Shares on Nasdaq Global Market as of the last trading day prior to the execution of the Merger Agreement.

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Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior proposal.

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Termination Fee Provisions. The Company Board considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a deterrent to competing offers that might be superior to the Offer Price and the Merger Consideration. The Company Board considered that the termination fee of $8,500,000 was equal to approximately 2.8% of the Company’s equity value of the transaction, which the Company Board believed to be a reasonable fee to be paid to PerkinElmer should a superior offer be accepted by the Company and not a fee that would deter superior efforts.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the nature of the conditions in the Merger Agreement to the obligation of Offeror to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on PerkinElmer’s ability to secure financing.

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Cash Consideration; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of such cash consideration compared to stock or other consideration.

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Timing of Completion. The Company Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

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Opinion of the Company’s Financial Advisor. The Company Board considered the opinion of UBS, dated October 1, 2007, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $7.25 per Share cash consideration to be received in the Offer and the

Merger, taken together, by holders of Shares (other than PerkinElmer, Offeror and their respective affiliates). The full text of UBS’ written opinion, dated October 1, 2007, is attached hereto as Annex II. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided for the benefit of the Company Board in connection with, and for the purpose of, its evaluation of the $7.25 per Share cash consideration from a financial point of view and does not address any other aspect of the Offer and the Merger. The opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote or act with respect to the Merger.

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Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for the Company’s stockholders who properly exercise their rights under Delaware law, which would give such stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their Shares upon the completion of the Merger.

The Company Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

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Restrictions; Termination Fee. The Company Board considered the restrictions that the Merger Agreement impose on actively soliciting competing bids, and requirement under the Merger Agreement that the Company would be obligated to pay a termination fee of $8,500,000 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

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Failure to Close. The Company Board considered that the conditions to PerkinElmer’s and Offeror’s obligation to accept for payment and pay for the Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of the Company’s control. The Company Board also considered the fact that, if the Offer and Merger are not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors, business partners, collaboration partners and employees and that the trading price of the Shares could be adversely affected. The Company Board considered that, in that event, it would be unlikely that another party would be interested in acquiring the Company. The Company Board also considered the fact that, if the Offer and Merger are not consummated, the Company’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and the Company will have incurred significant transaction costs, attempting to consummate the transaction.

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Public Announcement of the Offer and Merger. The Company Board considered the effect of a public announcement of the execution of the Merger Agreement and the Offer and Merger contemplated thereby, including effects on the Company’s operations, stock price and employees and the Company’s ability to attract and retain key management and personnel. The Company Board also considered the effect of these matters on PerkinElmer and the risks that any adverse reaction to the transactions contemplated by the Merger Agreement could adversely affect PerkinElmer’s willingness to consummate the transactions contemplated by the Merger Agreement.

•

Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of PerkinElmer. The Company Board further considered that these terms of the Merger Agreement may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•

Cash Consideration. The Company Board considered the fact that, subsequent to completion of the Merger, the Company will no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent the Company stockholders from being able to participate in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company, unless they separately acquired PerkinElmer common stock.

•	Tax Treatment. The Company Board considered the fact that gains from this transaction would be taxable to the Company stockholders for U.S. federal income tax purposes.

•

Potential Conflicts of Interest. The Company Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company’s Executive Officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described in Item 3 above.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company stockholders outweigh the risks of the Offer and the Merger and provide the maximum value to shareholders.

The foregoing discussion of information and factors considered by the Company Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his own personal business judgment to the process and may have given different weight to different factors.

(c)	Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each Executive Officer, director, affiliate and subsidiary of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially, other than any Shares that if tendered would cause him, her or them to incur liability under the short-swing profits recovery provisions of the Exchange Act. The foregoing does not include any Shares over which, or with respect to which, any such Executive Officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained UBS to act as its financial advisor in connection with a possible sale transaction, including the Offer and the Merger. Under the terms of UBS’ engagement, the Company has agreed to pay UBS an aggregate fee of approximately $4.5 million for its financial advisory services in connection with the Offer and the Merger, a portion of which was payable in connection with the delivery of its opinion and a significant portion of which is payable contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS has provided investment banking services to the Company unrelated to the Offer and the Merger, for which UBS received compensation.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, Executive Officers or affiliates of the Company, except for Mary Thistle who sold 45,000 Shares on October 2, 2007 at an average sale price of $7.25 per Share in connection with a same day exercise and sale of Company Stock Options (25,000 of the Company Stock Options had an exercise price of $0.30 per Share and the remainder had an exercise price of $0.75 per Share). Ms. Thistle’s sale of the Shares was made pursuant to a Rule 10b5-1 plan. As of March 2007, Mary Thistle was deemed by the Company to no longer qualify as an executive officer under Rule 37-7 of the Exchange Act.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a)	Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

(b)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the “fair value” of their Shares as determined by the Delaware Court of Chancery. Stockholders should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to fair value under DGCL Section 262. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of Section 262. Within 10 days after the closing of the Merger, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

(c)	Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66  2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company’s Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(d)	Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer may be subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of PerkinElmer or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the forgoing filings under the HSR Act that would be required for PerkinElmer’s or Offeror’s acquisition or ownership of the Shares.

(e)	Vote Required to Approve the Merger.

The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing at least 90% of the outstanding Shares, Offeror will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders. If Offeror acquires, pursuant to the Offer or otherwise, a number of Shares representing less than 90% of the outstanding Shares, the affirmative vote of the holders of a number of Shares representing a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Offeror pursuant to the Offer, Offeror will own a number of Shares representing a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of the Company. The Company has granted an option to Offeror to purchase Shares if, after the exercise of the option, Offeror would hold enough shares to effect a short form merger pursuant to Section 253. See the description of the option in paragraph (f) below.

(f)	Top-Up Option.

Subject to the terms of the Merger Agreement, the Company has granted the Offeror an assignable and irrevocable option, to purchase, at a per share price equal to the Offer Price, that number of newly-issued Shares that is equal to one Share more than the number of Shares needed to give the Offeror ownership of 90% of the outstanding Shares on a fully diluted basis (where “on a fully diluted basis” means the number of Shares outstanding, together with the shares of the Company’s common stock that the Company may be required to issue pursuant to warrants, Company Stock Options or other obligations under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable). This “top-up” option is exercisable only if, among other things, the minimum Condition (as defined in the Merger Agreement) is satisfied. The Offeror may pay the exercise price for the “top-up option”, at its election, either in cash or by delivering to the Company a promissory note having a principal amount equal to the exercise price (or by a combination of these methods). The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(g)	Section 14(f) Information Statement.

The Merger Agreement provides that, promptly after the Acceptance Time, PerkinElmer will be entitled to designate such number of Offeror’s Designees to the Company Board, rounded up to the nearest whole number, as will give the Offeror representation on the Company Board equal to the product of the total number of members of the Company Board (after giving effect to the directors elected pursuant to this provision) multiplied by the percentage that the number of Shares beneficially owned by PerkinElmer or the Offeror at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding; provided that in no event shall the Offeror’s Designees constitute less than a majority of the Company Board. The Company is obligated pursuant to the Merger Agreement to promptly take all action necessary to effect any such election or appointment, including (1) increasing the size of the Company Board and (2) obtaining the resignation of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to the Company Board in compliance with applicable law. Notwithstanding anything to the contrary, prior to the Effective Time, the Company Board shall always have at least two Independent Directors. If the number of directors who are not Independent Directors is reduced below two prior to the Effective Time, the remaining director who is not an Independent Director shall be entitled to designate a person to fill such vacancy or if no director that is not an Independent Director then remains, the other directors of the Company then in office shall designate two persons to fill such vacancies who will not be directors, officers, employees or affiliates of PerkinElmer or the Offeror and who shall be a director deemed to be an Independent Director for all purposes of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Company has attached an Information Statement to this Schedule 14D-9 as Annex I. The Information Statement is furnished in connection with the possible election of persons designated by PerkinElmer, pursuant to the Merger Agreement, to a majority of the seats on the Company’s Board of Directors, other than at a meeting of the Company’s stockholders.

Item 9.	Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Letter to Stockholders of the Company, dated October 12, 2007, from Marc D. Beer, President and Chief Executive Officer of the Company (included as Annex III to this Schedule 14D-9).

(a)(1)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)	Offer to Purchase, dated October 12, 2007 (incorporated by reference to Exhibit 4 to the Schedule TO of Victor Acquisition Corp. and PerkinElmer, Inc. filed with the Securities and Exchange Commission on October 12, 2007).

(a)(3)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Victor Acquisition Corp. and PerkinElmer filed with the Securities and Exchange Commission on October 12, 2007).

(a)(4)	Opinion of UBS Securities LLC, dated October 1, 2007 (included as Annex II to this Schedule 14D-9).

(a)(5)	Joint Press Release issued by the Company and PerkinElmer, dated October 1, 2007 (incorporated by reference to the Schedule 14D-9C filed by the Company on October 1, 2007).

(a)(6)	Summary Advertisement as published in the Wall Street Journal (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO of Victor Acquisition Corp. and PerkinElmer filed with the Securities and Exchange Commission on October 12, 2007).

(a)(7)	Transcript of a conference call dated October 1, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2007).

(a)(8)	Slides distributed to employees on October 2, 2007 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2007).

(a)(9)	Manager Talking Points (incorporated by reference to the Schedule 14D-9C filed by the Company on October 1, 2007).

(a)(10)	Slides distributed announcing the merger on October 1, 2007 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2007).

(a)(11)	Question and Answer Document dated October 5, 2007 (incorporated by reference to the Schedule 14D-9C filed by the Company on October 5, 2007).

(a)(12)	Joint Press Release issued by the Company and PerkinElmer, dated October 12, 2007 (incorporated by reference to the Schedule TO of Victor Acquisition Corp. and PerkinElmer, Inc. filed with the Securities and Exchange Commission on October 12, 2007).

(e)(1)	Agreement and Plan of Merger, dated October 1, 2007, by and among Victor Acquisition Corp., PerkinElmer, inc. and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2007).

(e)(2)	Employment Agreement, dated as of March 12, 2007, by and between the Company and Marc D. Beer (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2007).

Exhibit No.	Description

(e)(3)	Employment Agreement, dated as of March 12, 2007, by and between the Company and Jim Corbett (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2007).

(e)(4)	Employment Agreement, dated as of March 12, 2007, by and between the Company and Morey Kraus (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2007).

(e)(5)	Employment Agreement, dated as of June 16, 2007, by and between the Company and John Thero (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2007).

(e)(6)	Employment Agreement, dated as of March 12, 2007, by and between the Company and Mary Thistle (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 13, 2007).

(e)(7)	Mutual Nondisclosure Agreement, dated as of June 13, 2007, by and between the Company and PerkinElmer (incorporated by reference to Exhibit 99(D)(3) to the Schedule TO of Victor Acquisition Corp. and PerkinElmer, Inc. filed with the Securities and Exchange Commission on October 12, 2007).

(e)(8)	Amendment to Mutual Non-Disclosure Agreement dated July 23, 2007, by and between the Company and PerkinElmer (incorporated by reference to Exhibit 99(D)(3) to the Schedule TO of Victor Acquisition Corp. and PerkinElmer, Inc. filed with the Securities and Exchange Commission on October 12, 2007).

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II—Opinion of UBS Securities LLC to the Board of Directors of ViaCell, Inc., dated October 1, 2007

Annex III—Letter to Stockholders of the Company, dated October 12, 2007, from Marc D. Beer, President and Chief Executive Officer of the Company

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2007	VIACELL, INC.

	By:	/S/ MARC D. BEER
Marc. D. Beer
President and Chief Executive Officer

Annex I

VIACELL, INC.

245 FIRST STREET

CAMBRIDGE, MASSACHUSETTS 02142

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about October 12, 2007, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of ViaCell, Inc., a Delaware corporation (“ViaCell” or the “Company”), with respect to the tender offer by Victor Acquisition Corp. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of PerkinElmer, Inc., a Massachusetts corporation (“PerkinElmer”), to the holders of record of (a) all outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to ViaCell. You are receiving this Information Statement in connection with the possible election of persons designated by PerkinElmer to a majority of the seats on the board of directors of the Company (the “Company Board “). Such designation would be made pursuant to an Agreement and Plan of Merger, dated as of October 1, 2007 (the “Merger Agreement “), by and among PerkinElmer, Offeror and the Company.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer (the “Offer”) on October 12, 2007 to purchase all outstanding Shares at a price of $7.25 per share (the “Offer Price”), net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated October 12, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on November 8, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Offeror will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the ViaCell stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and PerkinElmer with the Securities and Exchange Commission (the “SEC “) on October 12, 2007.

The Merger Agreement provides that, promptly after such time as Offeror accepts for payment Shares pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, PerkinElmer will be entitled to designate that number of directors of the Company’s Board as will give PerkinElmer, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, such number of members of the Company Board (the “Offeror Designees”), rounded up to the nearest whole number, as will give the Offeror representation on the Company Board equal to the product of the total number of members of the Company Board (after giving effect to the directors elected pursuant to this provision) multiplied by the percentage that the number of Shares beneficially owned by PerkinElmer or the Offeror at such time (including Shares so accepted for payment) bears to the total number of Shares then outstanding; provided that in no event shall the Offeror Designees constitute less than a majority of the Company Board. In connection with the foregoing, the Company will promptly, at the option of PerkinElmer, either increase the size of the Company Board and/or obtain the resignation of such number of its current directors as is necessary to enable Offeror’s Designees to be elected or appointed to the Company Board. In addition, at PerkinElmer’s request, the Company will cause the individuals so elected or designated by Offeror to constitute the same percentage (rounding up where appropriate) on each committee of the Company Board, each board of directors (or similar body) of each of the Company’s Subsidiaries, and each committee (or similar body) of each such board. From and after the time, if any, that the Offeror Designees constitute a majority of the Company Board and prior to the Effective Time, any amendment or modification of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of PerkinElmer or the Offeror thereunder, any waiver of any condition to the Company’s obligations hereunder or any of the Company’s rights thereunder (other than a waiver of the requirement that Shares not be issued under the Top-Up Option if such issuance would require stockholder approval) or any amendment to the Company’s certificate of incorporation or bylaws may be effected only if (in addition to the approval of the Company Board as a whole) there are in office one or more directors who are not Offeror Designees and such action is approved by a majority of the directors then in office that are not Offeror Designees.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Offeror’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning PerkinElmer, Offeror and Offeror’s designees has been furnished to the Company by PerkinElmer, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Name	Age	Principal Occupation and Five-Year Employment History
Robert F. Friel	52	Mr. Friel was appointed President and Chief Operating Officer of PerkinElmer effective August 1, 2007, and it is expected that he will be named Chief Executive Officer in February 2008. He had previously served as Vice Chairman of PerkinElmer and President of PerkinElmer’s Life and Analytical Sciences unit since January 2006 and February 2006, respectively. Prior to holding those positions, since October 2004 he was PerkinElmer’s Executive Vice President and Chief Financial Officer with responsibility for business development and information technology in addition to his oversight of PerkinElmer’s finance functions. Mr. Friel joined PerkinElmer in February 1999 as PerkinElmer’s Senior Vice President and Chief Financial Officer. From 1980 to 1999, he held several senior management positions with AlliedSignal, Inc., now Honeywell International. Mr. Friel received a Bachelor of Arts degree in economics from Lafayette College and a Master of Science degree in taxation from Fairleigh Dickinson University. Mr. Friel is also a director of Millennium Pharmaceuticals, Inc. and Fairchild Semiconductor Corp., as well as the Analytical and Life Science Systems Association (ALSSA). He is a Member of the National Board of Trustees for the March of Dimes.

Jeffrey D. Capello	43	Mr. Capello joined PerkinElmer in June 2001 as PerkinElmer’s Vice President of Finance, Corporate Controller and Treasurer and was named Chief Accounting Officer in April 2002. In January 2006, he was named Senior Vice President and Chief Financial Officer with responsibilities for Business Development in addition to his oversight of the finance function. From 1991 to June 2001, he held various positions including that of partner from 1997 to 2001 at PricewaterhouseCoopers LLP, a public accounting firm, initially in the United States and later in the Netherlands. He holds a Bachelor of Science degree in business administration from the University of Vermont and a Master of Business Administration degree from the Harvard Business School.

Katherine A. O’Hara	49	Ms. O’Hara joined PerkinElmer in May 2005 as Senior Vice President, General Counsel and Secretary of PerkinElmer. Prior to joining PerkinElmer in May 2005, Ms. O’Hara served as Vice President and Associate General Counsel for Avon Products, Inc. During her 11 years with Avon, she held responsibilities in the areas of legal and regulatory compliance, corporate finance and corporate governance. Before joining Avon, Ms. O’Hara had been an associate at Davis Polk & Wardwell, focusing on capital markets transactions for her global clients. Previously, she had been Assistant Vice President at Morgan Guaranty Trust Company of New York, responsible for the Argentine business unit. Ms. O’Hara holds a Bachelor of Arts degree from Duke University and a Juris Doctorate degree from the Columbia University School of Law.

Name	Age	Principal Occupation and Five-Year Employment History

Steven Delahunt	41	Mr. Delahunt was named Vice President and Treasurer in March 2007. Mr. Delahunt joined PerkinElmer in November 2004 as Assistant Treasurer, and beginning in 2006 served as director of Treasury and Investor Relations. Prior to joining PerkinElmer, Mr. Delahunt was an Assistant Treasurer at American Power Conversion Corporation and held several positions at GE Capital and GTE Corporation. He holds a Bachelor of Science degree in business administration and a Master of Business Administration degree from Boston University.

John L. Healy	47	Mr. Healy was named Vice President and Associate General Counsel in February 2006. Mr. Healy joined PerkinElmer in 1988 and has held a number of positions of increasing responsibility within the legal function. He holds a Bachelor of Arts degree in economics from Tufts University and a Juris Doctorate degree from Stanford University.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 Shares. As of the close of business on October 1, 2007, there were 39,079,100 Shares outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of stockholders of the Company. Each Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of October 1, 2007, except for Mary Thistle who is no longer an executive officer as of March 2007.

Name	Age	Position(s)
Marc D. Beer	42	President and Chief Executive Officer
John Thero	47	Senior Vice President, Finance and Chief Financial Officer
Jim Corbett	44	President, ViaCell Reproductive Health
Morey Kraus	49	Vice President and Chief Technology Officer
Mary Thistle	47	Senior Vice President, Business Development, ViaCell Reproductive Health
Vaughn M. Kailian	63	Director
James Sigler	47	Director
Barbara Bierer, M.D.	53	Director
Paul Blake, MB, FRCP, FCP, FFPM	59	Director
Paul Hastings	47	Director
Jan van Heek	58	Director

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment for the past five years). Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. There are no family relationships between directors and executive officers of the Company.

Marc D. Beer. Mr. Beer joined us as our President and Chief Executive Officer and a member of the Board of Directors in April 2000. Until January 2004, he also served as chairman of our Board of Directors. Prior to joining ViaCell, from 1996 until April 2000, Mr. Beer served in various positions at Genzyme Corporation, most recently serving in the role of Vice President, Global Marketing for Genzyme Therapeutics Worldwide, a division of Genzyme Corporation. Mr. Beer has more than 15 years’ experience in profit and loss management, sales and marketing management, and research and development program management in therapeutic, surgical, and in vitro diagnostic systems businesses. He is a board member of the Massachusetts Life Sciences Center and has been appointed to the UMASS High Tech Executive Council. He also serves on the governing body of the Emerging Companies section of the Biotechnology Industry Organization (BIO). Mr. Beer has a B.S. degree from Miami University (Ohio).

Jim Corbett. Mr. Corbett has served as our President, ViaCell Reproductive Health since April 2006. Prior to joining ViaCell, Mr. Corbett co-founded CADx Systems, a company focused on the oncology market, where he held the position Executive Vice President and Director with responsibility for worldwide sales and marketing, technical support and business development. Following the 2004 acquisition of CADx by iCAD, Inc., Mr. Corbett served as Chief Commercial Officer of the combined company. Prior to founding CADx Systems, Mr. Corbett held a variety of sales and marketing positions at Abbott Laboratories, Inc., including Worldwide Marketing Manager for Abbott Diagnostics Immunoassay Systems and Region Manager of Abbott Diagnostics. Mr. Corbett received a B.Sc. from the University of Massachusetts, Amherst.

Morey Kraus. Mr. Kraus is the co-founder of ViaCell. Mr. Kraus has served as our Vice President and Chief Technology Officer since April 2000. From September 1994 until March 2000, Mr. Kraus served as our Chairman and Chief Executive Officer. Prior to founding ViaCell, Mr. Kraus was a Ph.D. candidate at Worcester Polytechnic Institute in an interdisciplinary Bioprocess Engineering Program combining chemical engineering and biology. Mr. Kraus has a B.A. in religion from American University.

John Thero. Mr. Thero has served as our Senior Vice President, Finance and Chief Financial Officer since June 2007. Prior to joining the Company, Mr. Thero served as Chief Financial Officer, Senior Vice President, Finance and Administration, of Acusphere, Inc. from February 2003 to June 2007. Before joining Acusphere, Mr. Thero served as Senior Vice President Finance, Treasurer and Chief Financial Officer at Abiomed, Inc. from 1994 to January 2003. From 1992 to 1994, Mr. Thero was Chief Financial Officer and acting President for the restructuring of two venture-backed companies. From 1987 to 1992, Mr. Thero was employed in various capacities, including Chief Financial Officer, by Aries Technology, Inc. From 1983 to 1987, Mr. Thero was employed by the commercial audit division of Arthur Andersen & Co., during which time he became a Certified Public Accountant. Mr. Thero received a B.A. in Economics/Accounting from The College of the Holy Cross.

Mary Thistle. Ms. Thistle has served as our Senior Vice President, Business Development, ViaCell Reproductive Health since April 2006. Prior to her current position, she served as our Senior Vice President and General Manager of ViaCell Reproductive Health from October 2004 to April 2006, Vice President, ViaCord Operations from March 2002 to October 2004, and Vice President, Financial and Corporate Planning and Treasurer, from October 2000 to March 2002. Prior to joining ViaCell, Ms. Thistle spent four years at the accounting firm of Yoshida, Croyle & Sokolski where she provided audit, tax and management consulting services to various companies. Ms. Thistle also held a variety of financial positions at S.R.T, a subsidiary of Thermo Electron and Nashua Corporation as well as Deloitte & Touche. Ms. Thistle has a B.S. in accounting from the University of Massachusetts, Amherst.

Vaughn M. Kailian. Mr. Kailian has served as a director and chairman of the Board of Directors since January 2004. Mr. Kailian is a General Partner of MPM Capital L.P. and has served in that role since May 2005. Before joining MPM, he served as vice chairperson of Millennium Pharmaceuticals, Inc. from February 2002 until December 2004, and was head of the Millennium commercial organization. Mr. Kailian was Chief Executive Officer, President, and a director of COR Therapeutics, Inc. from 1990 until its acquisition by Millennium in 2002. He also serves as a director of Cephalon, Inc., Memory Pharmaceuticals and NicOx, S.A., all of which are public companies, and Elixir Pharmaceuticals, Inc., Windhover Information, Inc. and Cerimon Pharmaceuticals, Inc., all of which are private companies. Mr. Kailian also serves as a member of the Board of BIO Ventures for Global Health. Mr. Kailian has a B.A. degree from Tufts University.

James Sigler. Mr. Sigler has served as a director since July 2005. Mr. Sigler is currently Vice President, Business Operations at Air Systems Technologies, Inc. having been in that role since April 2007. Mr. Sigler served as Vice President, Manufacturing of RenaMed Biologics, Inc. from March 2006 to March 2007. Prior to joining RenaMed, Mr. Sigler was Vice President, Operations and Clinical Supply for Acceleron Pharma, Inc. from August 2004 to March 2006. Prior to joining Acceleron Pharma, he served as a consultant for a number of biotechnology and healthcare related companies from January 2003 to August 2004, and as Vice President, Manufacturing and Development and Vice President, Manufacturing for Curis, Inc. from 1998 to December 2002. Previously, Mr. Sigler was a divisional head of manufacturing at Genzyme Corporation. Mr. Sigler has over twenty years of management experience, including fifteen years in the development, manufacturing, and quality management of biological, cell therapy and small molecule products. He also spent five years on active duty in the U.S. Navy, serving as a nuclear propulsion-trained officer on board USS Enterprise. Mr. Sigler received a B.S. degree from Cornell University and an M.B.A. degree from Harvard Business School.

Barbara Bierer. Dr. Bierer has served as a director since June 2005. Dr. Bierer is a Professor of Medicine at Harvard Medical School and has served as Senior Vice President, Research at Brigham and Women’s Hospital since 2003. Dr. Bierer served as Vice President, Patient Safety and the Director of Patient Safety at the Dana Farber Cancer Institute from July 2002 until she assumed her current positions. From September 1997 to July 2002, Dr. Bierer served as the Chief of the Laboratory of Lymphocyte Biology at the National Heart, Lung and Blood Institute at the National Institutes of Health. Dr. Bierer has been a member of our medical and scientific advisory board since 2001. Dr. Bierer is President and serves on the Board of Directors of the Association for the Accreditation of Human Research Protections, a non-profit organization. Dr. Bierer has a B.S. degree in Biology from Yale University and received her M.D. from Harvard Medical School.

Paul Blake. Dr. Blake has served as a director since July 2005. Sinced August 2007, Dr. Blake has served as Senior Vice President, Research & Development and Chief Medical Officer of Aeterna Zentaris, Inc. Prior to that, from January 2007 until August 2007, Dr. Blake was the Chief Medical Officer of AviGenics, Inc. From February 2005 until August 2006, Dr. Blake served as Executive Vice President, Worldwide Medical and Regulatory Operations, for Cephalon, Inc. Prior to that, Dr. Blake served as Senior Vice President, Clinical Research and Regulatory Affairs, for Cephalon from March 2001 to February 2005. Prior to joining Cephalon, Dr. Blake served as Chief Medical Officer for MDS Proteomics, Inc., a division of MDS International. Previously, he was Senior Vice President and Medical Director for SmithKline Beecham Pharmaceuticals with responsibility for its worldwide clinical research and development operations. He also served as President and Chief Executive Officer of Proliance Pharmaceuticals, Inc. and held other senior clinical research and development positions with ICI Pharmaceuticals, now part of AstraZeneca, and G.D. Searle & Co. Dr. Blake also serves on the Board of Directors for Protez Pharmaceuticals. Dr. Blake qualified in medicine at London University and is a fellow of the American College of Clinical Pharmacology and the Royal College of Physicians in the United Kingdom.

Paul Hastings. Mr. Hastings has served as a director since November 2000. Mr. Hastings is President and Chief Executive Officer of OncoMed Pharmaceuticals, Inc. and has served in that role since January 2006. From February 2002 to September 2005, he was President and Chief Executive Officer of QLT, Inc. Prior to joining QLT, from 2001 until January 2002, Mr. Hastings served as President and Chief Executive Officer of Axys

Pharmaceuticals Inc. prior to Axys’ merger with Celera Genomics, an Applera company. From April 1999 until January 2001, he was President of Chiron Corporation’s BioPharmaceuticals Division. Prior to joining Chiron, Mr. Hastings was President and Chief Executive Officer of LXR Biotechnology and President of Genzyme Therapeutics Worldwide, a division of Genzyme Corporation. He also serves as a director of Arriva Pharmaceuticals and Cerimon Pharmaceuticals, Inc. Mr. Hastings has a B.S. degree in pharmacy from the University of Rhode Island.

Jan van Heek. Jan van Heek has served as director since September 2002. Mr. van Heek has served at various positions at Genzyme Corporation since 1991, including Executive Vice President, Therapeutics and Genzyme Tissue Repair, and Executive Vice President, Therapeutics and Genetics. From August 2003 through March 2004, Mr. van Heek was responsible for Genzyme’s Biosurgery, Genetics and Pharmaceuticals business unit and global manufacturing of therapeutic and biosurgery products. He currently serves in a part-time capacity as an advisor to Genzyme’s Chief Executive Officer. Mr. van Heek established Genzyme’s European offices and has played a key role in developing the company’s strategic vision. Prior to joining Genzyme, Mr. van Heek held various senior management positions at Baxter Healthcare Corporation, including vice president and general manager of its Fenwal Division. He also serves as a director of PanGenetics, B.V. and Zelos Therapeutics, Inc. Mr. van Heek has an M.B.A. degree from St. Gallen University in Switzerland and holds an executive degree in business from Stanford University.

On April 17, 2007, the Company made available and disseminated to its stockholders the Company’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on that date (the “Proxy Statement”), with respect to the Company’s fiscal year ended December 31, 2006. Since December 31, 2006, the following changes in management and of the Company Board have occurred with respect to the material in the Proxy Statement:

•	As of March 2007, Mary Thistle was deemed by the Company to no longer qualify as an executive officer under Rule 3b-7 of the Exchange Act.

•

Effective April 20, 2007, Anne Marie Cook, the Company’s General Counsel, Senior Vice President, Corporate and Business Development, and Corporate Secretary, resigned from her positions at the Company.

•

Effective June 29, 2007, John Thero became the Company’s Senior Vice President, Finance and Chief Financial Officer. He replaced Stephen Dance who served as the Company’s Senior Vice President, Finance and Chief Financial Officer, from January 2004 to June 29, 2007. Mr. Dance left the Company on August 21, 2007 to pursue other opportunities.

Accordingly, certain information in the Proxy Statement is no longer applicable and, as appropriate, has been updated herein.

CORPORATE GOVERNANCE

Director Independence

In March 2007, the Board of Directors determined that all of our directors, other than Marc D. Beer, our President and Chief Executive Officer, and James Sigler, one of our non-employee directors, satisfied the independence requirements of The Nasdaq Global Market, or Nasdaq. Mr. Sigler was not considered independent at the time due to Mr. Beer’s role as a member of the compensation committee of RenaMed Biologics where Mr. Sigler was an executive officer until March 2007. Mr. Sigler resigned from his employment with RenaMed Biologics in March 2007. As a result, the Board of Directors is no longer precluded from determining that Mr. Sigler satisfies Nasdaq’s independence requirements.

Our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee consist solely of independent directors, as defined by Nasdaq. The members of our Audit Committee also meet the additional SEC and Nasdaq independence and experience requirements applicable specifically to members of the Audit Committee. In addition, all of the members of our Compensation Committee are “non-employee directors” within the meaning of the rules of Section 16 of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and “outside directors” for purposes of Internal Revenue Code Section 162(m).

In making its determination about independence, the Board of Directors considered the following transactions and relationships and determined that they do not impact the independence of Mr. van Heek or Dr. Bierer:

•

Jan van Heek serves in a part-time capacity as an advisor to the Chief Executive Officer of Genzyme Corporation and was an executive officer at Genzyme until April 2004. In December 2004, we entered into a Research Agreement with Genzyme Corporation related to our preclinical diabetes program.

•	Barbara Bierer is a member of our medical and scientific advisory board. The total compensation paid to Dr. Bierer for her advisory board services in 2006 is set forth in “Director Compensation.”

Board Meetings and Participation

As of the date of this Information Statement, the Company Board has seven members currently comprised of Messrs. Beer, Kailian, Sigler, Hastings and van Heek and Drs. Bierer and Blake. The Board of Directors has a standing Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Regulatory Compliance Committee. Current copies of the charters of each of the committees are available in the Governance section of the Investor Information section of our website at www.viacellinc.com.

During the fiscal year ended December 31, 2006, (i) the Company Board held 10 meetings; (ii) the Audit Committee held 11 meetings (iii) the Compensation Committee held 7 meetings; (iv) the Nominating and Corporate Governance Committee held 3 meetings; and (v) the Regulatory Compliance Committee held 6 meetings. During the fiscal year ended December 31, 2006, each director attended at least 75% or more of the aggregate number of the meetings of the Company Board and of the committees on which he or she is a member. The Board of Directors does not have a formal policy requiring attendance by the directors at the annual meetings of stockholders; however, all of our directors attended our 2006 annual meeting.

Audit Committee

The members of our Audit Committee are Vaughn Kailian, Paul Hastings and Jan van Heek. Mr. van Heek is the chair of the committee. All current and proposed Audit Committee members are independent, as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards. The Board of Directors has identified Mr. Kailian and Mr. van Heek as Audit Committee financial experts within the meaning of Item 401(h) of Regulation S-K under the Exchange Act. Consistent with its charter, the committee assists our Board of Directors with its oversight responsibilities regarding the integrity of our financial statements and the audit process; our compliance with legal and regulatory requirements; and the qualifications, independence and performance of our independent registered public accounting firm. The committee has direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of our independent registered public accounting firm.

Compensation Committee

The members of our Compensation Committee are Paul Hastings, Barbara Bierer and Paul Blake. Mr. Hastings is the chair of the committee. Consistent with its charter, the committee provides assistance to the Board of Directors in developing and evaluating potential candidates for executive positions and oversight of executive succession plans; evaluating, reviewing and recommending to the Board of Directors for approval our compensation plans, policies and programs, including those regarding executive compensation and benefits provided to executive officers and other employees upon retirement or other termination of employment; administering our compensation plans, policies and programs; determining and approving, either on its own or together with our other independent directors, as directed by the Board of Directors, the compensation of the Chief Executive Officer and our other executive officers; reviewing and recommending to the Board of Directors the corporate goals and objectives relevant to the compensation of our executive officers, and evaluating the performance of our executive officers in light of those goals and objectives; making recommendations to the Board of Directors regarding compensation of directors; and producing an annual report on executive compensation for inclusion in our proxy materials in accordance with applicable rules and regulations.

Nominating and Corporate Governance Committee

The members of our Nominating and Corporate Governance Committee are Vaughn Kailian, Paul Hastings and Jan van Heek. Mr. Kailian is the chair of the committee. Consistent with its charter, the committee’s purpose and primary responsibilities are to identify individuals qualified to become directors; to recommend to the Board of Directors the selection of director nominees for the next annual meeting of stockholders; to develop and recommend to the Board of Directors a set of corporate governance principles; to oversee the evaluations of the Board and the standing Board committees; and to oversee the Board’s dealings with management and the standing Board committees. The committee also assists the Board of Directors in addressing matters regarding corporate governance and establishing the functions, duties and composition of the standing committees of the Board of Directors.

In assessing nominees for the Board of Directors, the committee first assesses nominees against certain minimum qualifications. Such qualifications include being able to read and understand basic financial statements, being highly knowledgeable and accomplished in the area of expertise that the committee is looking to have represented by that board seat, and having the highest personal integrity and ethics. The committee also considers such factors as having sufficient time to devote to the business affairs of ViaCell, demonstrated ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. The committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board of Directors, the operating requirements of ViaCell and the long-term interests of stockholders. In conducting this assessment, the committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board of Directors and ViaCell, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the committee reviews such directors’ overall service to ViaCell during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence.

The Nominating and Corporate Governance Committee does not have a formal written policy with regard to candidates recommended by stockholders for membership on the Board of Directors, but will consider nominations from stockholders when properly submitted in accordance with our By-laws. The committee does not believe that a formal written policy is necessary because it believes that the process currently used by the committee, as described in this section, is appropriate for identifying and selecting future Board members. Our By-laws provide that nominations for election as directors may be made by any stockholder entitled to vote in the election of directors. A stockholder may nominate a person for election as a director at an annual meeting only if written notice of such stockholder’s intent to make such nomination has been given to our Corporate Secretary in accordance with our By-laws. Each notice of intent to make a director nomination must set forth: (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of such nominee, (iii) the number of shares of our stock which are beneficially owned by such nominee, (iv) a description of all arrangements or understandings between the stockholder and such nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, and (v) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to proxy rules and regulations under the Securities Exchange Act, including such person’s written consent to be named as a nominee and to serve as a director if elected. We may require any proposed nominee to furnish such other information as may we reasonably require in order to determine the eligibility of such proposed nominee to serve as a director. No director candidates have ever been nominated by a stockholder. If the committee were to receive a recommendation for a director candidate from a stockholder, the committee expects that it would evaluate such a candidate in the same manner as it evaluates all other nominees.

Regulatory Compliance Committee

The members of our Regulatory Compliance Committee, which was formed in March 2006, are Barbara Bierer and James Sigler. Dr. Bierer is the chair of the committee. The Regulatory Compliance Committee assists the Board of Directors in evaluating and monitoring our quality systems and our programs for ensuring compliance with applicable laws and regulations in the areas of clinical and commercial manufacturing and tissue processing.

Stockholder Communications with our Board of Directors

Generally, stockholders who have questions or concerns should contact our Investor Relations department at (617) 914-3494. However, stockholders who wish to address questions or concerns regarding our business directly with the Board of Directors, or any individual director, should direct questions in writing to ViaCell, Inc., Attention: Corporate Secretary, 245 First Street, Cambridge, Massachusetts, 02142. Questions and concerns will be forwarded directly to the appropriate directors.

Code of Business Conduct and Ethics

We have adopted a Corporate Code of Business Conduct and Ethics for our directors, executive officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) and employees. Our Corporate Code of Business Conduct and Ethics is available under Governance in the Investor Information section of our website at www.viacellinc.com. We intend to disclose any amendments to, or waivers from, our Corporate Code of Business Conduct and Ethics on our website. Stockholders may request a free copy of our Corporate Code of Business Conduct and Ethics by writing to us at ViaCell, Inc., 245 First Street, 15th Floor, Cambridge, Massachusetts 02142, Attention: Investor Relations.

DIRECTOR COMPENSATION

Each director who is not one of our employees receives compensation from us for his or her services as a member of our Board of Directors and its committees. In 2006, our non-employee directors received the following compensation for service as directors:

	Cash Compensation	Option Awards	All Other Compensation	Total
Name	($)	($)	($)	($)
Barbara Bierer	$50,000	$73,752	$16,500	$140,252
Paul Blake	42,000	71,519	—	113,519
Paul Hastings	59,000	72,797	—	131,797
Jan van Heek	81,000	76,444	—	157,444
Vaughn Kailian	188,082	277,860	—	465,942
Denise Pollard-Knight(1)	58,000	104,118	—	162,118
James Sigler	46,000	71,519	400	117,919
James Tullis(1)	52,000	104,118	—	156,118

(1)	Dr. Pollard-Knight and Mr. Tullis resigned from the Board of Directors on April 4, 2007.

The components of the director compensation set forth in the above table are as follows:

Cash Compensation

Until our 2006 annual meeting, each non-employee director received an annual retainer of $10,000, $2,000 for each board meeting attended (or $1,000 for each such meeting attended by telephone conference call) and $1,000 for each committee meeting attended ($2,000, if chair of the committee). Mr. Kailian, who serves as chairman of the Board of Directors, received an annual retainer of $100,000, but did not receive additional fees for attending meetings of the Board of Directors or of any committee on which he serves. Retainers payable to non-employee directors in 2006 under this cash compensation package were pro rated from the beginning of 2006 until our 2006 annual meeting.

Effective as of our 2006 annual meeting, each non-employee director (other than the chairman) receives an annual retainer of $40,000 and an additional annual retainer for serving on the standing committees of the Board of Directors. The annual retainers for participation on a committee are as follows: $20,000, $12,000, $8,000 and $5,000, respectively, for the chairs of the Audit Committee, the Compensation Committee, the Regulatory Compliance Committee, and the Nominating and Corporate Governance Committee; and $10,000, $6,000, $4,000 and $3,000, respectively, for the non-chair members of the Audit Committee, the Compensation Committee, the Regulatory Compliance Committee, and the Nominating and Corporate Governance Committee. Non-employee directors no longer receive fees for attending meetings of the Board of Directors or its standing committees. Non-employee directors are entitled to receive $1,000 for attending meetings of special (non-standing) committees of which they are a member. Mr. Kailian, the chairman of the Board of Directors, receives an annual retainer of $150,000 but does not receive additional fees for participation on Committees or for attending meetings of the Board of Directors or of any committee on which he serves. Retainers payable to non-employee directors in 2006 under this new cash compensation package were pro rated from the 2006 annual meeting through the end of 2006.

Option Awards

Each non-employee director (other than the chairman) receives an option to purchase 30,000 Shares upon such director’s initial election to the Board of Directors (such options vesting as to 25% of the shares on the grant date and 25% of the shares on the first three anniversaries of the grant date). Each non-employee director (other than the chairman) also receives an option to purchase 15,000 Shares following each annual stockholders meeting (such options to vest in twelve equal monthly installments beginning on the grant date). As a result, on May 19, 2006, all of our non-employee directors, other than Mr. Kailian, received options to purchase 15,000 Shares with an exercise price of $5.03. Upon his election as chairman in January 2004, Mr. Kailian was granted a stock option to purchase 160,000 Shares at $5.00 per share vesting quarterly in 16 equal installments. The stock options granted to non-employee directors have ten year terms. Non-employee directors have three years following the termination of their service to us as a director to exercise options that have vested as of the termination date.

The “Option Awards” values set forth in the table represent the stock-based compensation expense recorded by us in 2006 for all outstanding stock options held by the non-employee director measured using the Black-Scholes option pricing model at the option grant date based on the fair value of the option award. The stock-based compensation expense associated with each option award is recognized on a straight-line basis over the requisite service period. The grant date fair value of the May 19, 2006 option grants to non-employee directors was $42,479 using the Black-Scholes option pricing model. In calculating the stock-based compensation expense disclosed in the table and the grant date fair value of the option grants, we used the assumptions described in Note 2—Summary of Significant Accounting Policies—Stock-Based Compensation in the Notes to the Consolidated Financial Statements included as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, excluding assumptions related to forfeitures.

All Other Compensation

Dr. Bierer receives payments from us in connection with her work as a member of our medical and scientific advisory board. In 2006, we paid Dr. Bierer a $10,000 annual retainer, plus $3,000 for every full day advisory board meeting attended in person, $1,500 for half day meetings attended in person, and $500 for meetings attended by telephone. The total compensation paid to Dr. Bierer for her advisory board services in 2006 is set forth in “All Other Compensation.”

Mr. Sigler is sometimes asked to participate in the meetings of our medical and scientific advisory board. The compensation paid to Mr. Sigler for such services in 2006 is set forth in “All Other Compensation.”

Reimbursement of Expenses

We also reimburse all of our non-employee directors for expenses incurred in attending meetings of the Board of Directors and its committees. The amounts set forth in the table do not include reimbursement of expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of Shares, as of October 1, 2007, by (i) each person whom we know to beneficially own 5% or more of our Shares, (ii) each of the Company’s directors, (iii) each person listed on the Summary Compensation Table set forth under “Executive Compensation” and (iv) all of the Company’s directors and executive officers as a group. The number of Shares beneficially owned by each stockholder is determined in accordance with the rules of the SEC and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those Shares over which the stockholder exercises sole or shared voting or investment power and any shares which the person has the right to acquire within 60 days through the exercise of any option, warrant or right, through conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. The percentage ownership of Shares, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted or exercised Share-equivalents into Shares; that is, Shares underlying Share-equivalents are not included in calculations in the table below for any other purpose, including for the purpose of calculating the number of shares outstanding generally.

Name and Address of Beneficial Owners(1)	Beneficially Owned	Shares Outstanding (%)
MPM Asset Management LLC affiliated funds and individuals(2) 111 Huntington Avenue Boston, MA 02199	5,618,459	14.2%
HealthCor Management, L.P.(3)(†) Carnegie Hall Tower, 152 W. 57th Street, 47th Floor New York, New York 10019	3,700,000	9.5
Amgen Inc.(4) One Amgen Center Drive Thousand Oaks, California 91320-1799 Entities Affiliated with Biotechnology Value Fund (5) 900 North Michigan Avenue, Suite 1100	3,060,000	7.7
Chicago, Illinois, 60611	1,949,000	5.0
Marc D. Beer(6)	900,000	2.3
Morey Kraus (7)	450,104	1.1
Mary Thistle(6)	170,937	*
Vaughn M. Kailian(6)	150,000	*
Barbara Bierer, M.D.(8)	75,092	*
Paul Hastings(9)	60,791	*
Jan van Heek(10)	53,375	*
Jim Corbett(6)	41,249	*
Paul Blake(6)	37.500	*
James Sigler(6)	37,500	*
John Thero (6)	9,374	*
All current executive officers and directors as a group (11 persons) (11)	1,985,922	4.9

*	Indicates less than 1%.
†	Indicates that “Number of Shares Beneficially Owned” is computed based on publicly available information.
(1)	Unless otherwise indicated, the address of each stockholder is ViaCell, Inc., 245 First Street, 15th Floor, Cambridge, Massachusetts 02142.

(2)	Consists of 4,578,941 shares held by BB BioVentures, L.P. (“BB BioVentures”), 335,628 shares held by MPM BioVentures Parallel Fund, L.P. (“MPM Parallel”), 25,283 shares held by MPM Asset Management Investors 2000A LLC (“MPM Asset”), 130,880 shares held by MPM BioVentures II-QP, L.P. (“BV QP”), 14,444 shares held by MPM BioVentures II, L.P. (“BV II”), 46,089 shares held by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG (“BV KG”), 2,715 shares held by MPM Asset Management Investors 2001 LLC (“Asset 2001”) and 41,146 shares held by MPM Founders LLC. Also includes warrants to purchase 433,333 shares of common stock held by BB BioVentures that are exercisable within 60 days of October 1, 2007. BB BioVentures is under common control with MPM Parallel and MPM Asset. BAB BioVentures L.P. (“BAB BV”), BAB BioVentures NV and MPM BioVentures I LLC (“BioVentures LLC”) are the direct and indirect general partners of BB BioVentures. MPM BioVentures I L.P. (“BioVentures LP”) and BioVentures LLC are the direct and indirect general partners of MPM Parallel. MPM Asset Management II, L.P. and MPM Asset Management II LLC are the direct and indirect general partners of BV QP, BV II and BV KG. Mr. Kailian disclaims beneficial ownership of these shares.

Also includes options to purchase 10,000 Shares held by Ansbert Gadicke, one of our former directors, which are currently exercisable or exercisable within 60 days of October 1, 2007. Mr. Gadicke is a manager of BioVentures LLC and MPM Asset. MPM Asset Management II, L.P. (“AM II GP”) and MPM Asset Management II LLC (“AM II LLC”) are the direct and indirect general partners of BV QP, BV II and BV KG. Mr. Gadicke is a member of Asset 2001, AM II LLC and MPM Founders LLC.

(3)	Consists of shares owned by certain accounts managed by HealthCor Management, L.P. in a fiduciary or representative capacity. Accordingly, persons other than HealthCor Management, L.P. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares; however, no such person has an interest that relates to more than five percent of the class.
(4)	Includes a fully-exercisable warrant to purchase 560,000 Shares.
(5)	Includes (i) 420,900 shares beneficially owned by Stock Biotechnology Value Fund, L.P.(“BVF”) beneficiary; (ii) 285,000 shares beneficially owned by Biotechnology Value Fund II, L.P. (“BVF2”); (iii) 1,121,000 shares beneficially owned by BVF Investments, L.L.C. (“Investments”); and (iv) 123,000 shares beneficially owned by Investment 10, L.L.C. (“ILL10”). Pursuant to the operating agreement of BVF Investments, L.L.C. (“Investments”), BVF Partners L.P. (“Partners”) is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in Shares beneficially owned by Investments and to vote and exercise dispositive power over those shares. Partners and BVF Inc. share voting and dispositive power over shares beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the Shares owned by such parties.
(6)	Consists solely of options currently exercisable or exercisable within 60 days of October 1, 2007. As of March 2007, Ms. Thistle was deemed by the Company to no longer qualify as an executive officer under Rule 3b-7 of the Exchange Act.
(7)	Includes 111,500 shares held in trust and 277,104 options currently exercisable or exercisable within 60 days of October 1, 2007.
(8)	Includes 65,688 options currently exercisable or exercisable within 60 days of October 1, 2007.
(9)	Includes 57,500 options currently exercisable or exercisable within 60 days of October 1, 2007.
(10)	Includes 52,500 options currently exercisable or exercisable within 60 days of October 1, 2007.
(11)	Includes 111,500 shares held in trust and 1,799,352 options currently exercisable or exercisable within 60 days of October 1, 2007.
*	Represents holdings of less than one percent (1%).

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy

Our compensation program is designed to ensure that compensation of all of our employees, including our Chief Executive Officer and other executive officers, is closely aligned with corporate performance on both a short-term and long-term basis. We aim for a competitive compensation program that will help us attract, motivate and retain high performing employees who will contribute to our efforts to build value for our shareholders.

Consistent with this philosophy, we make a significant portion of the compensation paid to our executive officers dependent on the achievement of corporate performance goals. Executive officers are also assessed based on their individual contribution to achievement of corporate goals. Exceptional corporate performance, combined with exceptional individual performance, will typically result in higher compensation for an executive officer. Corporate or individual performance that does not meet expectations will result in executive compensation that is lower than targeted. The Compensation Committee uses data from benchmarking against peer group companies to identify the appropriate ranges for a competitive compensation program, typically with the intent of targeting base, bonus and total compensation for executive officers, including the Chief Executive Officer, close to the 50th percentile of our peer group with variations above or below these ranges dependent on individual and corporate performance, and the long-term contributions that the executive is expected to make to the Company.

Our executive compensation program has three basic components: base salary, annual cash bonuses and stock option grants. The decisions of our Compensation Committee in each of these areas are supported by disciplined processes that include:

•	Establishing a formal peer group of companies to be used for all baseline comparisons related to executive compensation and equity programs;

•

Adopting guidelines for annual cash bonus awards tied to performance ratings, with both a minimum threshold of achievement for bonus payments as well as the opportunity to recognize exceptional performance;

•	Working closely with management on establishing annual corporate performance goals and conducting reviews of progress against such goals at regularly scheduled Compensation Committee meetings;

•	Standardizing compensation cycles to ensure a single annual focal point for performance reviews and resulting compensation awards;

•	Adopting stock option grant guidelines for all new hire option grants; and

•	Standardizing the process and adopting guidelines for annual merit option grants.

Annual compensation reviews for all of our employees, including our Chief Executive Officer and other executive officers, typically occur in the first quarter of each year based on performance for the preceding year.

Compensation Data Analysis

The Compensation Committee has engaged Radford Consulting, a division of AON Corporation, as its compensation consultant to provide general advice and guidance to the Committee. The consultant’s responsibilities include recommending the relevant peer group to be used for baseline comparisons, providing objective, competitive data analysis on compensation elements, sharing insight on changing compensation practices and trends, and educating the Committee on specific details of compensation alternatives. The consultant reports directly to the Compensation Committee. The consultant’s fees are paid by the Company. All services to be performed by the consultant are approved by the Committee. The consultant works directly with management including the Chief Executive Officer, the Chief Financial Officer, the Director of Human Resources and other employees as needed to obtain data required by the Committee. In 2006, in addition to support given to the Compensation Committee, the consultant worked on two specific projects with management, each of which was approved by the Committee. The projects focused on the development of a broad-based salary program and revision of our non-executive stock option granting practices and grant guidelines.

In benchmarking our executive compensation program to ensure that it is competitive, the Compensation Committee, working with its compensation consultant, typically selects a comparative peer group of approximately 30 companies. This group provides the basis for benchmarking our executive compensation program, both in the aggregate and compared by individual components. In applying the peer group data, the Committee considers whether the comparable ViaCell executive role varies significantly in breadth or scope from the equivalent role in the peer group, and how the executive officer’s relative experience and tenure in the role compares to that of his or her peers. The Compensation Committee expects to review and update the peer group list periodically to reflect the most comparable companies. Our 2006 peer group members generally met the following criteria: Publicly listed biotechnology company; revenue stream from at least one product; small cap companies (market cap median of $285 million); and similar in employee size (median = 265 employees). For 2006, our peer group was comprised of the following companies: Accentia BioPharmaceuticals, Inc., ArQule, Inc., Biomarin Pharmaceutical Inc., Cell Genesys Inc., Cerus Corporation, Connetics Corporation (acquired by Stiefel Laboratories, Inc.), Cubist Pharmaceuticals, Inc., CuraGen Corporation, CV Therapeutics, Inc., Cytokinetics, Incorporated, Dyax Corp., Encysive Pharmaceuticals Inc., Enzon Pharmaceuticals Inc., Idenix Pharmaceuticals, Inc., ISIS Pharmaceuticals, Inc., Intermune, Inc., Medarex, Inc., Momenta Pharmaceuticals Inc., Myriad Genetics, Inc., Neurocrine Biosciences, Inc., NPS Pharmaceuticals, Inc., Pharmacopeia Drug Discovery, Inc., Salix Pharmaceuticals, Ltd., Savient Pharmaceuticals, Inc., Stratagene Corporation, Sunesis Pharmaceuticals, Inc., SuperGen, Inc., Third Wave Technologies, Inc., Vical Incorporated and ZymoGenetics, Inc.

Compensation Program Elements

The following is a description of the basic components of total compensation for executive officers during 2006 and 2007.

Base Salaries

Generally all employees, including our executive officers, are eligible for an annual adjustment to base salary. On an annual basis, the Compensation Committee approves an overall budget for salary increases, including salary increases for the executive officers. The Compensation Committee approved an annual merit budget of 5% of base salaries to cover the aggregate amount of salary increases to be given to eligible employees, including our executive officers, in the first quarter of 2007.

The Compensation Committee, working with its consultant, reviews the base salary of our Chief Executive Officer and other executive officers against the relevant peer group. Base salary for each executive officer is targeted at the median (50th percentile) of the equivalent role in the peer group. Individual base salaries will vary from the target based on the size of the merit budget and the impact of individual performance, as well as the tenure, experience and breadth and scope of an executive officer’s role compared with the peer group.

The Compensation Committee makes recommendations to the full Board of Directors on the base salaries of the Chief Executive Officer and all other executive officers. The Compensation Committee’s recommendations are based on an assessment of the individual performance of the Chief Executive Officer and the other executive officers as well as benchmarking analysis against the peer group. The individual performance of our executive officers is assessed based on the level of achievement against his or her individual goals and those of the executive’s functional area of responsibility as well as on core competencies such as management and development of people, team-work, communication, leadership, and the exercise of sound judgment in performing his or her responsibilities. For all executive officers other than the Chief Executive Officer, the Compensation Committee also considers the recommendations and assessments of the Chief Executive Officer. The Compensation Committee’s recommendations as to increases in base salary for 2006 were reviewed and approved by the Board of Directors in March 2007. Approved increases were made retroactive to January 2007. Merit salary increases given to our executive officers ranged from 0 to 7% of 2006 base salary. The merit salary increase for Mr. Beer, our Chief Executive Officer, was 5%, and reflected the Compensation Committee’s view of Mr. Beer’s significant efforts and leadership across all areas of our business, as reflected in the level of achievement against our corporate goals.

Annual Bonus

All employees at or above the level of manager are eligible for an annual cash bonus. The Compensation Committee has worked with management in establishing formal guidelines for the bonus program. The program establishes target bonuses, set as a percentage of base salary, for each position. The target bonus includes a weighting of annual corporate and individual performance goals. The bonus is more heavily weighted toward achievement of corporate goals for employees at or above the level of Vice President. The Chief Executive Officer’s bonus is based entirely on corporate performance. In 2006, the target bonuses for our executive officers ranged from 25-54% of their base salary and the portion of the bonus that was tied to corporate performance ranged from 70-100%. The Compensation Committee periodically reviews target bonuses as a component of executive compensation against peer group data, and believes the target bonuses for our executive officers are within the appropriate range as a percent of base salary and overall total cash compensation.

The Compensation Committee makes recommendations to the full Board of Directors as to the annual bonuses to be paid to the Chief Executive Officer and the other executive officers given each officer’s target bonus, relative weighting of corporate and individual goals, and the Committee’s overall assessment of performance based on achievement of individual and corporate goals. The level of achievement against corporate goals is established by the Board of Directors based on the recommendation of the Compensation Committee in consultation with management. The achievement level is determined in the first quarter of each year based on performance in the preceding year. In 2006, the corporate goals included achieving certain quantitative operational and financial targets and pre-defined clinical and research and development milestones. The Committee and the full Board of Directors determined that our level of achievement against 2006 corporate goals was 70%. Individual performance of an executive officer is assessed based on the level of achievement of individual goals and those of the executive’s functional area of responsibility as well as on core competencies such as management and development of people, team-work, communication, leadership, and the exercise of sound judgment in performing his or her responsibilities. Each employee is given a performance ranking based on this assessment. The Chief Executive Officer conducts the performance reviews for his direct reports and presents the performance data and his recommendations to the Compensation Committee based on the established guidelines for Committee review. For all executive officers other than the Chief Executive Officer, the Compensation Committee considers the recommendations of the Chief Executive Officer.

Based on the criteria described above, the Board of Directors approved the Compensation Committee’s recommendations as to cash bonuses for certain of our executive officers in March 2007. The annual cash bonus paid to our named executive officers in March 2007 is set forth in the Summary Compensation Table following this report. The approved amounts included a bonus of $137,592 paid to Mr. Beer, our Chief Executive Officer, which represented 70% of his target bonus of 54% of 2006 base salary. Mr. Beer’s bonus was based entirely on the Board and Compensation Committee’s assessment that the Company achieved, in the aggregate, 70% of its corporate goals in 2006.

In March 2007, the Board of Directors, based upon the recommendation of the Compensation Committee, approved our 2007 corporate performance goals. The 2007 corporate performance goals include certain quantitative and qualitative operational and financial targets, clinical and research and development milestones and business development goals, with each set of goals accounting for a defined percentage component of the target bonus. The extent to which the executive officers are paid some, all or more than their target bonus for 2007 will be determined in the manner described above.

The 2007 bonuses payable to the executive officers upon completion of the Merger and in the event of termination following the Merger are described in Item 3 of Schedule 14D-9.

Stock Options

The Compensation Committee administers our stock-based compensation programs. We currently use stock options as the sole means of granting stock-based incentives to employees, including our Chief Executive Officer and other executive officers. The Committee believes that stock-based incentives are an important component of executive compensation as they help align the interests of executives with stockholders.

New Hire Stock Option Grants

The Compensation Committee has established guidelines for new hire options by employee level. These guidelines are based on peer group data showing option grant levels by executive and non-executive employee level. The Committee reviews the guidelines periodically.

The grant date for new hire options is the date of Board approval. The exercise price of the options is equal to the closing price of our Shares on the day immediately prior to the date of Board approval. New hire grants generally vest quarterly over a four-year period and have a term of ten years, subject to earlier termination in connection with termination of employment.

Annual Merit Stock Option Awards

The Compensation Committee has established a formal program in which executive officers and certain other employees are considered each year for additional option grants based on their performance and previous stock option grant history. The Compensation Committee believes that annual merit-based option grants help the Company attract, motivate and retain highly qualified and high-performing employees. Each year the Compensation Committee allocates a pool of stock options for annual option grants. The Committee has approved guidelines for such awards which set ranges and limits for annual grants by employee level. The guidelines are reviewed regularly by the Compensation Committee and are based upon an analysis of benchmarking data from our peer group. Employees who have one full year of service as of the January 1 annual review date and who have received a performance rating of “meets all requirements” or higher will be considered for an annual option grant, with top priority going to the highest performing employees. Annual stock option grants are reviewed by the Compensation Committee in the first quarter of each year and then submitted to the full Board of Directors for approval.

Grants to our executive officers, including our Chief Executive Officer, are recommended by the Compensation Committee and reviewed and approved by the full Board of Directors. Eligibility for an option grant and the size of the grant are assessed based on the individual’s overall performance and the number of options previously granted to such person. Grants to executive officers, other than the Chief Executive Officer, are supported by recommendations from the Chief Executive Officer. In March 2007, our executive officers were granted the following stock options: (a) Marc D. Beer, our President and Chief Executive Officer, received an option to purchase 100,000 shares; (b) Anne Marie Cook, our former General Counsel, Senior Vice President, Business and Corporate Development, received an option to purchase 60,000 shares; (c) Jim Corbett, our President, ViaCell Reproductive Health, received an option to purchase 40,000 shares; and (d) Morey Kraus, our Vice President, Chief Technology Officer, received an option to purchase 25,000 shares. Except for the stock options granted to Mr. Beer, the options granted to these executive officers vest in sixteen quarterly installments beginning on April 1, 2007. Mr. Beer’s option is a performance-based option that vests upon the achievement of certain financial and business development goals. After reviewing peer group competitive data as well as general market practices with its consultant, the Compensation Committee decided to grant performance-based options to Mr. Beer to even more closely align Mr. Beer’s compensation to achievement of critical corporate goals.

Relationship among the Primary Components of Compensation

We view the three primary components of our executive compensation as related but distinct. The Compensation Committee reviews total compensation, but does not believe that significant compensation derived from one component of compensation should automatically negate or reduce compensation from other components. We believe that each element of compensation is important for attracting and retaining executives.

We determine the appropriate level for each compensation component primarily on our view of performance and the peer group data described above. We will, however, also consider internal equity and consistency, the size of the total compensation package and other information we deem relevant. The Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation or between cash and non-cash compensation, or among different forms of compensation. This is due to the relatively small size of our executive team and the committee’s preference for tailoring our overall compensation program to meet the Company’s needs in any particularly year and tailoring each executive’s award to motivate, attract and retain that executive, as appropriate given the executive’s role, performance and contributions to achievement of corporate objectives.

Change of Control and Post-Employment Payments and Benefits for Executives

We have entered into agreements with our executive officers that provide the executives with payments and benefits under certain circumstances in the event their employment is terminated or there is a change in control of the Company. In 2006, the Compensation Committee’s consultant conducted a thorough review of competitive practices in this area and recommended that the Committee amend the agreements with our executive officers to make them more consistent with one another and to provide payments and benefits to our executive officers which are more competitive with peer group standards. The terms of these agreements are described in “Employment Arrangements: Potential Payments and Benefits Upon Termination and Change-in Control.” The agreements generally provide that certain options will partially vest upon a change in control (as defined in the agreements), and fully vest upon termination by the Company without cause (as defined in the agreements) or by the employee for good reason (as defined in the agreements) within a certain time period following the change in control. In addition, the agreements generally provide for severance payments upon termination by the Company without cause or by the executive for good reason equal to the employee’s base salary over a specified period. The agreements also provide that if any of the executives are terminated during a specified period following a change in control without cause or for good reason, in addition to the severance payments and benefits described above, the executive officer will receive the performance bonus he or she would have received for the year in which the termination occurs. The bonus would be calculated by assuming achievement of all corporate and individual performance goals for such year.

The Committee believes that the payments and benefits that our executive officers may be entitled to receive upon certain terminations and in the event of a change in control are reasonable. The severance arrangements and change in control payments and benefits that the Committee provides to our executive officers are consistent with competitive pay practices in the industry. The Committee believes that these arrangements are an important tool to recruit, motivate and retain executive officers. Change in control arrangements also help to ensure the stability of our executive management team during mergers, acquisitions and reorganizations. The Committee also believes that having a portion of executive stock options accelerate upon a change in control recognizes the effort that the executive would put into structuring and completing the change in control transaction. The Committee further believes that having a substantial majority of executive stock options not accelerate upon a change in control, but rather be dependent upon termination of the executive for certain reasons within a defined period of time after the change in control, maximizes shareholder value because it motivates him or her to remain with the Company and build shareholder value after the transaction.

The severance amounts payable and benefits to be received by the executive officers upon completion of the Merger and in the event of termination following the Merger are described in Item 3 of Schedule 14D-9.

Benefit Programs

We provide our executive officers with benefits that are generally the same benefits offered to substantially all of our salaried employees. They include comprehensive healthcare benefits, including medical, dental and vision coverage, group life insurance coverage, pre-tax healthcare reimbursement accounts, short and long-term disability benefits and, beginning in 2007, matching contributions to our 401(k) plan.

Director Compensation

In 2006, the Compensation Committee implemented a retainer-based system for Director compensation based, in part, upon a review of industry and peer group practices conducted by the Committee’s consultant.

The compensation of our directors is described in “Director Compensation.” Retainer-based compensation is designed to more closely align director compensation to director contribution. Since board members often render services outside of formal meetings or group conference calls, the Committee believes that retainers are the most appropriate means of paying directors for the full range of services they provide to the Company.

Compensation Committee Report

The Compensation Committee of the Board of Directors consists of two directors each of whom, our Board of Directors has determined, satisfy the applicable independence standards of the Nasdaq Global Market and the rules and regulations of the Securities and Exchange Commission. The Board of Directors has adopted a written charter for the Compensation Committee.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this Proxy Statement with the management of ViaCell. Based on the Compensation Committee’s review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement for filing with the Securities and Exchange Commission.

Submitted on April 13, 2007 by the members of the Compensation Committee of ViaCell’s Board of Directors.

Paul Hastings (Chair)

Paul Blake

Summary Compensation Table

The table below sets forth the compensation earned by our principal executive officer, principal financial officer and our four other most highly compensated executive officers during 2006. We refer to these six people as the “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Marc D. Beer President and Chief Executive Officer	2006	$363,462	$137,592	(2)	$682,144	—		$1,183,198
Anne Marie Cook Former General Counsel, Senior Vice President, Business and Corporate Development(3)	2006	284,278	78,650	(2)	82,108	—		445,036
Jim Corbett President, ViaCell Reproductive Health(4)	2006	173,077	58,463	(5)	33,531	—		265,071
Stephen G. Dance Former Senior Vice President, Finance and Chief Financial Officer(6)	2006	245,011	—		307,966	—		552,977
Mary Thistle Senior Vice President, Business Development, ViaCell Reproductive Health(7)	2006	228,822	41,800	(2)	181,631	—		452,253
Stephan Wnendt, Ph.D. Former Senior Vice President, Research and Development(8)	2006	173,970	—		216,657	19,444	(9)	410,071

(1)	The “Option Awards” value set forth in the table represents the stock-based compensation expense recorded by us in 2006 for all outstanding stock options held by the named executive officer measured using the Black-Scholes option pricing model at the grant date based on the fair value of the option award. The stock-based compensation expense associated with each option award is recognized on a straight-line basis over the requisite service period. In calculating the stock-based compensation expense disclosed in the table, we used the assumptions described in Note 2—Summary of Significant Accounting Policies—Stock-Based Compensation of the Notes to the Consolidated Financial Statements included as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, excluding assumptions related to forfeitures.
(2)	Represents cash bonuses paid in the first quarter of 2007 but that were attributable to 2006 individual and corporate performance.
(3)	Ms. Cook resigned from her employment with us effective as of April 20, 2007.
(4)	Mr. Corbett’s employment with us began on April 10, 2006.
(5)	Represents a $10,000 hiring bonus paid to Mr. Corbett on April 28, 2006 and a $48,463 cash bonus paid to Mr. Corbett in the first quarter of 2007 that was attributable to 2006 individual and corporate performance.
(6)	Mr. Dance resigned from his employment with us on August 21, 2007.
(7)	As of March 2007, Ms. Thistle was deemed by the Company to no longer qualify as an executive officer under Rule 3b-7 of the Exchange Act.
(8)	Dr. Wnendt resigned from his employment with us on August 31, 2006.
(9)	Reflects reimbursement of expenses incurred by Dr. Wnendt in connection with the relocation package set forth in his employment letter agreement, which is described under “Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control”. This amount includes consists of $13,800 for rent and utilities for an apartment located close to our corporate headquarters in Cambridge, Massachusetts, and $5,644 for a vehicle lease.

Grants of Plan-Based Awards Table

The following table sets forth the grants of plan-based awards made to our named executive officers during 2006:

		Estimated Future Payouts Under Equity Incentive Plan Awards (#)				Exercise Price of Option Awards ($/Sh)(1)	Closing Market Price on Award Date ($/Sh) (2)	Grant Date Fair Value of Option Awards ($)(3)
Name	Grant Date	Threshold Target Maximum
Jim Corbett	5/19/06	—	80,000	(4)	—	$5.03	$5.01	$226,400
Jim Corbett	12/12/06	—	10,000	(5)	—	4.50	4.50	23,600
Mary Thistle	3/1/06	—	25,000	(6)	—	5.21	5.22	73,250
Stephan Wnendt	3/1/06	—	10,000	(7)	—	5.21	5.22	29,300

(1)	The exercise price of the option award is the closing price of our Shares on the day immediately preceding the grant date. The grant date is the date the Board of Directors approved the grant.
(2)	As noted in footnote (1) of this table, the exercise price of the stock options is the closing price of our Shares on the day immediately preceding the grant date. The stock price set forth in this column is the closing price of our Shares on the grant date.
(3)	The grant date fair value was calculated using the Black-Scholes option pricing model. In making this calculation, we used the assumptions described in Note 2—Summary of Significant Accounting Policies—Stock-Based Compensation of the Notes to the Consolidated Financial Statements included as part of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, excluding assumptions related to forfeitures.
(4)	The stock option vests quarterly in sixteen equal installments beginning on July 10, 2006, the three-month anniversary of Mr. Corbett’s hire date. Under Mr. Corbett’s amended and restated letter agreement, upon a change in control (as defined in the agreement), Mr. Corbett’s then outstanding and unvested time-based options that are scheduled to vest in the next 12-month period will become fully vested. In addition, the option will accelerate and vest in its entirety if Mr. Corbett’s employment is terminated without cause (as defined in the agreement) within 12 months of a change in control or he voluntarily resigns for good reason (as defined in the agreement) within such 12-month period.
(5)	On the grant date, the option vested as to 1,250 shares. Thereafter, the option vests quarterly in fourteen equal installments beginning on January 10, 2007. See note (4) for a description of the circumstances under which this option will accelerate.
(6)	The stock option vests quarterly in sixteen equal installments beginning on April 1, 2006. Under Ms. Thistle’s amended and restated letter agreement, upon a change in control (as defined in the agreement), Ms. Thistle’s then outstanding and unvested time-based options that are scheduled to vest in the next 12-month period will become fully vested. In addition, the option will accelerate and vest in its entirety if Ms. Thistle’s employment is terminated without cause (as defined in the agreement) within 12 months of a change in control or she voluntarily resigns for good reason (as defined in the agreement) within such 12-month period.
(7)	The stock option was scheduled to vest quarterly in sixteen equal installments beginning on April 1, 2006. As a result, 625 shares vested on each of April 1, 2006 and July 1, 2006, the two quarterly vesting dates prior to August 31, 2006, the effective date of Dr. Wnendt’s resignation, and the remainder of the option was cancelled.

Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control

All of our current employees have entered into agreements with us that contain certain restrictions and covenants. These provisions include covenants relating to the protection of our confidential information, the assignment of inventions and restrictions on soliciting our clients, employees or independent contractors. Except for Marc D. Beer, our President and Chief Executive Officer, and Morey Kraus, our Vice President and Chief

Technology Officer, none of our employees are employed for a specified term. In addition, except for Mr. Beer, the employment of each of our employees is subject to termination at any time by either party for any reason, with or without cause. As described below, we have entered into an employment agreement with Mr. Beer and letter agreements with our other named executive officers.

The following series of tables summarizes the potential payments to each named executive officer assuming that the triggering event occurred on December 31, 2006. The amounts payable and benefits to be received by the executive officers upon completion of the Merger and in the event of termination following the Merger are described in Item 3 of Schedule 14D-9.

Marc D. Beer, President and Chief Executive Officer

Under Mr. Beer’s amended and restated employment agreement, dated March 12, 2007, he serves as our Chief Executive Officer for one year terms that automatically renew each January 1st, until terminated by either party upon three months’ notice. His agreement provides for an annual base salary, subject to yearly adjustment, and annual performance-based cash bonuses granted at amounts determined by the Board of Directors in its discretion. Mr. Beer’s current annual base salary is $385,000.

If we terminate Mr. Beer’s employment without cause (as defined in the agreement) or if he terminates his employment for reason (as defined in the agreement), he is entitled to his then current base salary plus continuation of benefits for a period of eighteen months following the date of termination.

Upon a change in control (as defined in the agreement), all of Mr. Beer’s then outstanding and unvested time-based stock options that are scheduled to vest in the next 12-month period would become fully vested. If Mr. Beer’s employment is terminated without cause or if he terminates his employment for reason within eighteen months of a change in control, he is entitled to his then current base salary plus continuation of benefits for a period of eighteen months following the date of termination. In addition, all of Mr. Beer’s then outstanding and unvested time-based stock options would accelerate and become fully vested, and he would receive the performance-based cash bonus he would have received for the year in which the termination occurs. The performance bonus would be calculated by assuming achievement of all corporate performance goals for such year.

Assuming that the event that triggers the severance pay and other benefits described above took place on December 31, 2006, the estimated payments and the value of the benefits to Mr. Beer would have been as follows:

	Cash Severance ($)(a)	Continuation of Benefits ($)(b)	Performance Bonus ($)(c)	Value of Accelerated Options ($)(d)
Event/Type of Termination
Without cause or good reason, no change in control	$546,000	$16,979	—	—
Change in control	—	—	—	$420,000	(e)
Without cause or good reason on/after change in control	$546,000	$16,979	$196,560	$1,770,000	(e)

(a)	Equals 1.5 times Mr. Beer’s annual base salary as of December 31, 2006. Severance payments would be made over the severance period in accordance with our regular payroll practices.
(b)	Equals the estimated amount required to cover continuation of benefits for Mr. Beer for eighteen months after termination.
(c)	Equals the performance bonus that Mr. Beer would have received in 2006, assuming achievement of all corporate performance goals.
(d)	The stock options held by Mr. Beer as of December 31, 2006 are described in the “Outstanding Equity Awards at Fiscal Year-End Table.”
(e)	Consists of the aggregate net proceeds of the options that would accelerate upon the occurrence of the event. Net proceeds are calculated by multiplying the number of accelerated in-the-money options by the dollar amount obtained by subtracting the exercise price for the accelerated options from the closing price of our common stock on January 3, 2007 ($4.80), the first business day after acceleration.

Anne Marie Cook, Former General Counsel, Senior Vice President, Business and Corporate Development

Under Ms. Cook’s amended and restated letter agreement, dated March 12, 2007, she was entitled to receive an annual base salary of $304,360, subject to yearly adjustment, and annual performance-based cash bonuses granted at amounts determined by the Board of Directors in its discretion. Ms. Cook resigned from her employment with us effective as of April 20, 2007. Ms. Cook will not receive any of the payments or benefits described below in connection with her resignation.

If we had terminated Ms. Cook’s employment without cause (as defined in the agreement) or if she had terminated her employment for reason (as defined in the agreement), she would have been entitled to her then current base salary plus continuation of benefits for a period of twelve months following the date of termination.

If Ms. Cook had remained as an employee, upon a change in control (as defined in the agreement), all of Ms. Cook’s then outstanding and unvested time-based stock options that were scheduled to vest in the next 12-month period would have become fully vested. If Ms. Cook’s employment had been terminated without cause or if she had terminated her employment for reason within twelve months of a change in control, she would have been entitled to her then current base salary plus continuation of benefits for a period of twelve months following the date of termination. In addition, all of Ms. Cook’s then outstanding and unvested time-based stock options would have accelerated and become fully vested, and she would have receive a performance-based cash bonus for the year in which the termination occurred. The performance bonus would have been calculated by assuming achievement of all corporate and individual performance goals for such year.

Assuming that the events that trigger the severance pay and other benefits described took place on December 31, 2006, the estimated payments and the value of the benefits to Ms. Cook would have been as follows:

	Cash Severance ($)(a)	Continuation of Benefits ($)(b)	Performance Bonus ($)(c)	Value of Accelerated Options ($)(d)
Event/Type of Termination
Without cause or good reason, no change in control	$284,400	$4,351	—	—
Change in control	—	—	—	—
Without cause or good reason on/after change in control	$284,400	$4,351	$99,540	—

(a)	Equals Ms. Cook’s annual base salary as of December 31, 2006. Severance payments would be made over the severance period in accordance with our regular payroll practices.
(b)	Equals the estimated amount required to cover continuation of benefits for Ms. Cook for twelve months after termination.
(c)	Equals the performance bonus that Ms. Cook would have received in 2006, assuming achievement of all corporate and individual performance goals.
(d)	Ms. Cook had one outstanding option grant as of December 31, 2006. The option has an exercise price of $5.31, which is higher than the closing price of our Shares on January 3, 2007 ($4.80), the first business day after acceleration. As a result, Ms. Cook’s accelerated options had no intrinsic value as of December 31, 2006.

Jim Corbett, President, ViaCell Reproductive Health

Under Mr. Corbett’s amended and restated letter agreement, dated March 12, 2007, he receives an annual base salary of $257,288, subject to yearly adjustment, and performance-based cash bonuses granted at amounts determined by the Board of Directors in its discretion.

Mr. Corbett is entitled to the same potential payments and benefits upon termination and change in control as Anne Marie Cook was entitled to prior to her resignation. These payments and benefits are described above in the description of Ms. Cook’s potential payments and benefits upon termination or change of control.

Assuming that the event that triggers the severance pay and other benefits described took place on December 31, 2006, the estimated payments and the value of the benefits to Mr. Corbett would have been as follows:

Event/Type of Termination	Cash Severance ($)(a)	Continuation of Benefits ($)(b)	Performance Bonus ($)(c)	Value of Accelerated Options ($)(d)
Without cause or good reason, no change in control	$250,000	$11,320	—	—
Change in control	—	—	—	$750	(e)
Without cause or good reason on/after change in control	$250,000	$11,320	$63,788	$1,875	(e)

(a)	Equals Mr. Corbett’s annual base salary as of December 31, 2006. Severance payments would be made over the severance period in accordance with our regular payroll practices.
(b)	Equals the estimated amount required to cover continuation of benefits for Mr. Corbett for twelve months after termination.
(c)	Equals the performance bonus that Mr. Corbett would have received in 2006, assuming achievement of all corporate and individual performance goals and pro rated to reflect his hire date of April 10, 2006.
(d)	The stock options held by Mr. Corbett as of December 31, 2006 are described in the “Outstanding Equity Awards at Fiscal Year-End Table.”
(e)	Consists of the aggregate net proceeds of the options that would accelerate upon the occurrence of the event. Net proceeds are calculated by multiplying the number of accelerated in-the-money options by the dollar amount obtained by subtracting the exercise price for the accelerated options from the closing price of our Shares on January 3, 2007 ($4.80), the first business day after acceleration.

Stephen G. Dance, Former Senior Vice President, Finance and Chief Financial Officer

Mr. Dance’s employment with us terminated on August 21, 2007. Under Mr. Dance’s letter agreement, dated March 11, 2004, he received an annual base salary, subject to yearly adjustment, and annual performance-based cash bonuses granted at amounts determined by the Board of Directors in its discretion. Mr. Dance’s base salary was $245,000 for the fiscal year 2006. Under the terms of his letter agreement, Mr. Dance received an option to purchase 125,000 Shares at $5.00 per share, vesting quarterly over four years beginning on March 31, 2004. In addition, Mr. Dance received a performance-based option to purchase 100,000 Shares at $5.00 per share, 25% of which vested on January 21, 2006, the first anniversary of our initial public offering, 25% of which vested on the second anniversary of our initial public offering, and the remainder of which will vest in equal annual installments on each of the fourth, fifth, sixth and seventh anniversary dates of the grant date. If at any time within 24 months after the lock-up period imposed by the underwriters in connection with our initial public offering, the average closing price of our Shares over a period of 30 consecutive trading days as reported by any exchange on which our Shares are traded equaled or exceeded $26.00 per share, or if at any time within 36 months after the expiration of such lock-up period such average closing price equaled or exceeded $34.00 per share, then the remaining 50,000 unvested shares under the performance-based option would have fully vested and became exercisable.

If we had terminated Mr. Dance’s employment without cause (as defined in the letter agreement) or if he terminated his employment for good reason (as defined in the letter agreement), he would have been entitled to his then current base salary plus continuation of benefits for twelve months following the date of termination. In addition, if Mr. Dance’s employment was terminated without cause within 12 months of a change in control (as defined in the letter agreement) or he voluntarily resigned for good reason within such 12-month period, all of his then unvested options (other than the performance-based options described above, which fully vest upon a change of control) would have become fully vested and exercisable and he would have been entitled to continue to receive his then current base salary plus benefits for a period of twelve months following the date of termination.

Assuming that the event that triggers the severance pay and other benefits described above took place on December 31, 2006, the estimated payments and benefits to Mr. Dance would have been as follows:

	Cash Severance	Continuation of Benefits	Value of Accelerated Options
Event/Type of Termination	($)(a)	($)(b)	($)(c)
Without cause or good reason, no change in control	$245,000	—	—
Change in control	—	—	—
Without cause or good reason on/after change in control	$245,000	—	—

Under Mr. Dance’s severance agreement dated August 21, 2007, he is entitled to receive a severance payment in the aggregate amount of $245,000 payable over a period of 12 months. Any options held by Mr. Dance that were vested at the time of his termination were to remain exercisable for a period of 90 days following such termination.

(a)	Equals Mr. Dance’s annual base salary as of December 31, 2006. Severance payments would be made over the severance period in accordance with our regular payroll practices.
(b)	Mr. Dance has waived participation in our health benefits.

(c)	The time-based stock options held by Mr. Dance as of December 31, 2006 are described above. The options have an exercise price of $5.00, which is higher than the closing price of our Shares on January 3, 2007 ($4.80), the first business day after acceleration. As a result, Mr. Dance’s accelerated options had no intrinsic value as of December 31, 2006.

Mary Thistle, Senior Vice President, Business Development, ViaCell Reproductive Health

As of March 2007, Mary Thistle was deemed by the Company to no longer qualify as an executive officer under Rule 3b-7 of the Exchange Act.

Under Ms. Thistle’s amended and restated letter agreement, dated March 12, 2007, she receives an annual base salary of $237,952, subject to yearly adjustment, and performance-based cash bonuses granted at amounts determined by the Board of Directors in its discretion.

Ms. Thistle is entitled to the same potential payments and benefits upon termination and change in control as Anne Marie Cook and Jim Corbett. These payments and benefits are described above in the description of Ms. Cook’s potential payments and benefits upon termination or change of control.

Assuming that the event that triggers the severance pay and other benefits described above took place on December 31, 2006, the estimated payments and the value of the benefits to Ms. Thistle would have been as follows:

	Cash Severance	Continuation of Benefits	Performance Bonus	Value of Accelerated Options
Event/Type of Termination	($)(a)	($)(b)	($)(c)	($)(d)
Without cause or good reason, no change of control	$228,800	—	—	—
Change in control	—	—	—	$38,500	(e)
Without cause or good reason on/after change of control	$228,800	—	$57,200	$77,000	(e)

(a)	Equals Ms. Thistle’s annual base salary as of December 31, 2006. Severance payments would be made over the severance period in accordance with our regular payroll practices.
(b)	Ms. Thistle has waived participation in our health benefits.
(c)	Equals the performance bonus that Ms. Thistle would have received in 2006, assuming achievement of all corporate and individual performance goals.
(d)	The outstanding and unvested time-based stock options held by Ms. Thistle as of December 31, 2006 are described in the “Outstanding Equity Awards at Fiscal Year-End Table.”

(e)	Consists of the aggregate net proceeds of the options that would accelerate upon the occurrence of the event. Net proceeds are calculated by multiplying the number of accelerated in-the-money options by the dollar amount obtained by subtracting the exercise price for the accelerated options from the closing price of our Shares on January 3, 2007 ($4.80), the first business day after acceleration.

Stephan Wnendt, Former Senior Vice President, Research & Development

Dr. Wnendt resigned from his employment with us on August 31, 2006. Dr. Wnendt had a letter agreement, dated December 29, 2004, that provided him with a base salary and performance-based cash bonuses. The agreement also provided that he would receive his then current base salary for twelve months following the date of termination of his employment in the event that his employment was terminated without cause (as defined in the agreement) or if he terminated his employment for good reason (as defined in the agreement). Dr. Wnendt did not receive severance payments in connection with his resignation on August 31, 2006. Under his agreement, Dr. Wnendt was also entitled to a relocation package in connection with his relocation to the Cambridge, Massachusetts area from our German office. As part of the relocation package, until his resignation in August 2006, we paid the rent and the other costs and expenses of an apartment for Dr. Wnendt in close proximity to our corporate headquarters in Cambridge, Massachusetts, and provided Dr. Wnendt with a leased car to use while working at our corporate headquarters.

John Thero, Senior Vice President, Finance and Chief Financial Officer

Mr. Thero joined us in June 2007. Under Mr. Thero’s letter agreement, dated June 16, 2007, he receives an annual base salary of $330,000, subject to yearly adjustment, and performance-based cash bonuses granted at amounts determined by the Board of Directors in its discretion.

Mr. Thero is entitled to the same potential payments and benefits upon termination and change in control as Anne Marie Cook was entitled to prior to her resignation. These payments and benefits are described above in the description of Ms. Cook’s potential payments and benefits upon termination or change of control.

Post-Employment Nondisclosure Obligations and Restrictive Covenants

In order to receive the post-termination payments and/or benefits described above, the named executive officers are generally required to sign a release in favor of the Company in a form that is satisfactory to the Company.

Each of our named executive officers is required to hold our confidential and proprietary information and the confidential and proprietary information of third parties obtained during the course of employment with us in the strictest of confidence after termination of employment. In addition, our named executive officers are subject to the following restrictive covenants:

•

for a period of two years after termination of employment with us, subject to certain exceptions, each of our named executive officers is prohibited from, directly or indirectly, (i) engaging in, (ii) owning an interest in, (iii) being employed by, or consulting for, or acting as an advisor to, any person or entity which engages in, or (iv) otherwise participating in any way in, any activity which competes with the business or contemplated business of the Company;

•

for a period of one year after termination of employment with us, each of our named executive officers is prohibited from, directly or indirectly, engaging in activities or rendering services for or to any business organization anywhere in the U.S. which are directly related to any of our specific products or services or ongoing products in which the named executive officer was working on during employment with us; and

•

for a period of one year after termination of employment with us, each of our named executive officers is prohibited from, directly or indirectly, soliciting, or arranging to have any other person solicit, any of our employees, customers, suppliers, consultants or advisors to alter or terminate such party’s relationship with us.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows information related to stock options held by our named executive officers as of December 31, 2006:

	Option Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date
Name	Exercisable	Un-exercisable	($)
Marc Beer(1)	600,000	300,000	$0.30	5/22/2010
Marc Beer(2)	300,000	300,000	2.00	12/12/2011
Anne Marie Cook(3)	23,437	51,563	5.31	9/21/2015
Jim Corbett(4)	9,999	70,001	5.03	5/19/2016
Jim Corbett(4)	1,250	8,750	4.50	5/19/2016
Stephen Dance(5)	85,937	39,063	5.00	1/1/2014
Stephen Dance(6)	25,000	75,000	5.00	1/1/2014
Mary Thistle	25,000	—	0.30	09/28/2010
Mary Thistle	25,000	—	0.75	02/07/2011
Mary Thistle	45,000	—	0.95	6/13/2011
Mary Thistle(7)	13,750	41,250	2.00	1/24/2012
Mary Thistle(8)	25,000	25,000	5.00	10/13/2014
Mary Thistle(9)	4,686	20,314	5.21	3/1/2016

(1)	Two-thirds of the shares underlying this stock option vested in forty-eight equal, monthly installments beginning on the grant date of May 22, 2000, with the remaining one-third to vest in equal annual installments on each of June 1, 2008, June 1, 2009 and May 22, 2010. Under Mr. Beer’s amended and restated employment agreement, upon a change in control (as defined in the agreement) all of Mr. Beer’s then outstanding and unvested time-based stock options that are scheduled to vest in the next 12-month period will become fully vested. In addition, these options will accelerate and vest in their entirety if Mr. Beer’s employment is terminated without cause (as defined in the agreement) within 18 months of a change in control or he voluntarily resigns for reason (as defined in the agreement) within such 18-month period. See “Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control.”
(2)	One-half of the shares underlying this stock option vested in equal installments on each of the fourth and fifth anniversaries of the grant date of December 12, 2001, with the remaining shares to vest in equal installments on each of the sixth and seventh anniversaries of the grant date. See note (1) for a description of the circumstances under which this option will accelerate.
(3)	The stock option was scheduled to vest quarterly over four years beginning on December 6, 2005, the three-month anniversary of Ms. Cook’s hire date. Ms. Cook resigned from employment with us effective as of April 20, 2007. This stock option will cease vesting as of her resignation date and Ms Cook will have 90 days after her resignation date to exercise her vested options.
(4)	The stock options vest quarterly over four years beginning on July 10, 2006, the three-month anniversary of Mr. Corbett’s hire date. Under Mr. Corbett’s amended and restated letter agreement, upon a change in control (as defined in the agreement), Mr. Corbett’s then outstanding and unvested time-based stock options that are scheduled to vest in the next 12-month period will become fully vested. In addition, these options will accelerate and vest in their entirety if Mr. Corbett’s employment is terminated without cause (as defined in the agreement) within 12 months of a change in control or he voluntarily resigns for good reason (as defined in the agreement) within such 12-month period. See “Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control.”
(5)	Mr. Dance resigned from employment with us effective as of June 29, 2007. The stock option vests quarterly over four years beginning on January 1, 2004. Under Mr. Dance’s letter agreement, all of his options will accelerate and vest in their entirety his employment is terminated without cause (as defined in the letter agreement) within 12 months of a change in control (as defined in the letter agreement) or he voluntarily resigns for good reason (as defined in the letter agreement) within such 12-month period. See “Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control.”

(6)	Mr. Dance resigned from employment with us effective as of June 29, 2007. One-quarter of the shares underlying this stock option vested on January 21, 2006, the first anniversary of our initial public offering and an additional one-quarter of the shares vested on January 21, 2007, the second anniversary of our initial public offering. The remainder of the shares are scheduled to vest in equal annual installments on each of the fourth, fifth, sixth and seventh anniversary dates of the date of grant. Under Mr. Dance’s letter agreement, if at any time within 24 months after the lock-up period imposed by the underwriters in connection with our initial public offering, the average closing price of our Shares over a period of 30 consecutive trading days as reported by any exchange on which our Shares are traded equals or exceeds $26.00 per share, or if at any time within 36 months after the expiration of such lock-up period such average closing price equals or exceeds $34.00 per share, then the remaining 50,000 unvested shares will fully vest and become exercisable. In addition, the option will accelerate and vest in its entirety upon a change in control. See “Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control.”
(7)	One-quarter of the shares underlying this stock option vested on each of the fourth and fifth anniversaries of the grant date of January 24, 2002, with the remaining shares to vest in equal installments on each of the sixth and seventh anniversaries of the grant date. Under Ms. Thistle’s letter agreement, upon a change in control (as defined in the agreement), all of Ms. Thistle’s then outstanding and unvested time-based stock options that are scheduled to vest in the next 12-month period will become fully vested. In addition, these options will accelerate and vest in their entirety if her employment is terminated without cause (as defined in agreement) within 12 months of a change in control or she voluntarily resigns for good reason (as defined in the agreement) within such 12-month period. See “Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control.”
(8)	The stock option vests quarterly over four years beginning on the three-month anniversary of the grant date. See note (7) for a description of the circumstances under which this option will accelerate.
(9)	The stock option vests quarterly over four years beginning on April 1, 2006. See note (7) for a description of the circumstances under which this option will accelerate.

Pursuant to the Merger Agreement, the Compensation Committee of the Company’s Board of Directors recommended to the Board, and the Board of Directors of the Company voted to cause all outstanding stock options of the Company (“Company Stock Options”), whether vested or unvested, that are outstanding immediately prior to the Effective Time to become fully vested and each such Company Stock Option to be cancelled, as of the Effective Time, in exchange for the right to receive an amount in cash (without interest and less any applicable taxes required to be withheld in accordance with the Merger Agreement with respect to such payment) determined by multiplying (x) the excess of the Merger Consideration over the applicable exercise price per share of such Company Stock Option by (y) the number of Shares subject to such Company Stock Option.

Option Exercises Table

The following table shows information for the named executive officers related to their exercise of stock options during 2006.

	Option Exercises
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Stephan Wnendt, Ph.D.	90,625	$42,906

(1)	Computed by determining the difference between the market prices of our Shares upon exercise and the exercise prices of the stock options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2006, our Compensation Committee consisted of Paul Hastings, James Tullis and Jan van Heek. Mr. Tullis was a member of the committee until he resigned from the Board of Directors on April 4, 2007. Dr. Blake became a member of the committee in February 2007, replacing Mr. van Heek. None of the individuals that served as a member of our Compensation Committee during 2006 has been an officer or employee of ours at any time. Our Chief Executive Officer, Marc D. Beer, serves on the Compensation Committee of RenaMed Biologics. James Sigler, one of our non-employee directors, served as Vice President, Manufacturing at Renamed Biologics from March 2006 to March 2007. Mr. Sigler does not serve on our Compensation Committee. Except as noted in the preceding sentence, none of our executive officers serves, nor served in 2006, on the Board of Directors or Compensation Committee of a company with an executive officer serving on our Board of Directors or Compensation Committee.

For a description of certain relationships and transactions with members of the Company Board or their affiliates, see “Certain Relationships and Related Transactions” below.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS*

The Audit Committee of the Board of Directors consists of two directors each of whom, our Board of Directors has determined, satisfy the applicable independence standards of the Nasdaq Global Market and the rules and regulations of the Securities and Exchange Commission. The Board of Directors has adopted a written charter for the Audit Committee.

In the course of its oversight of our financial reporting process, the Audit Committee has (1) reviewed and discussed with management our audited consolidated financial statements for the fiscal year ended December 31, 2006, (2) discussed with PricewaterhouseCoopers, LLP, our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, and (3) received the written disclosures and the letter from PricewaterhouseCoopers, LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees and discussed with PricewaterhouseCoopers, LLP their independence.

Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2006 for filing with the Securities and Exchange Commission.

Jan van Heek (Chair)

Vaughn M. Kailian

*	The material in this report is not “solicitation material,” is not deemed filed with the Securities and Exchange Commission, and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The charter of the Audit Committee of our Board of Directors requires it to review and approve all related person transactions. We have not adopted any specific policies and procedures with respect to the Audit Committee’s review and approval of such transactions. The Audit Committee will review and consider related person transactions on an ad hoc basis and factor all relevant facts and circumstances into its decision of whether or not to approve such transactions.

We have entered into an employment agreement with Mr. Beer and letter agreements with our other named executive officers. For information regarding these agreements, please refer to the section entitled “Employment Arrangements; Potential Payments and Benefits Upon Termination and Change-in-Control.”

We maintain keyman life insurance on Marc D. Beer, our President and Chief Executive Officer, under which we pay the premiums on the policy and are the sole beneficiary of any proceeds payable under the policy.

We compensate non-employee directors for their services on our Board of Directors and its committees. Please refer to the section above entitled “Director Compensation.”

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers, directors and greater-than-ten-percent stockholders to file initial reports of ownership and changes of ownership. As a practical matter, we assist our directors and executive officers by monitoring transactions and completing and filing Section 16 forms on their behalf. Based solely on information provided to us by our directors and executive officers, we believe that, during 2006, all such parties complied with all applicable filing requirements except for a Form 4 covering a stock option grant to Jim Corbett, one of our named executive officers. The grant to Mr. Corbett was made on May 19, 2006 and the Form 4 was filed on November 2, 2006.

Annex II

[LETTERHEAD OF UBS SECURITIES LLC]

October 1, 2007

The Board of Directors

ViaCell, Inc.

245 First Street

Cambridge, Massachusetts 02142

Dear Members of the Board:

We understand that ViaCell, Inc., a Delaware corporation (“ViaCell”), is considering a transaction whereby PerkinElmer, Inc., a Massachusetts corporation (“PerkinElmer”), will acquire ViaCell. Pursuant to the terms of an Agreement and Plan of Merger, an execution form of which was provided to us on October 1, 2007 (the “Merger Agreement”), among PerkinElmer, Victor Acquisition Corp. (“Sub”), a Delaware corporation and wholly owned subsidiary of PerkinElmer, and ViaCell, (i) Sub will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of the common stock, par value $0.01 per share, of ViaCell (“ViaCell Common Stock”) at a purchase price of $7.25 per share in cash (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into ViaCell (the “Merger” and, together with the Tender Offer, the “Transaction”) and each outstanding share of ViaCell Common Stock not previously tendered will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ViaCell Common Stock (other than PerkinElmer, Sub and their respective affiliates) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to ViaCell in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS has provided investment banking services to ViaCell unrelated to the proposed Transaction, for which UBS received compensation. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of ViaCell and PerkinElmer and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to ViaCell or ViaCell’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of ViaCell as to whether such stockholder should tender shares of ViaCell Common Stock in the Tender Offer or how such stockholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the form that we have reviewed, (ii) ViaCell and PerkinElmer will comply with all material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on ViaCell or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and historical financial information relating to ViaCell; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of ViaCell that were provided to us by the management of ViaCell and not publicly available, including financial forecasts and estimates prepared by the management of ViaCell; (iii) conducted discussions with members of the senior management of ViaCell concerning the business and financial prospects of ViaCell; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of ViaCell Common Stock; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information provided to or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of ViaCell, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of ViaCell as to the

B-1

The Board of Directors

ViaCell, Inc.

October 1, 2007

future performance of ViaCell. We have relied, at your direction, without independent verification or investigation, upon the assessments of the management of ViaCell as to the products and technology of ViaCell and the risks associated with such products and technology (including, without limitation, the probability of successful testing, development and marketing, and approval by appropriate governmental authorities, of such products and technology). Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of ViaCell Common Stock (other than PerkinElmer, Sub and their respective affiliates) in the Transaction is fair, from a financial point of view, to such holders.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction.

Very truly yours,

/s/ UBS Securities LLC
UBS SECURITIES LLC

B-2

Annex III

October 12, 2007

ViaCell, Inc.

245 First Street

Fifteenth Floor

Cambridge, MA 02142

Dear Stockholder,

We are pleased to inform you that on October 1, 2007, ViaCell, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with PerkinElmer, Inc. (“PerkinElmer”) and Victor Acquisition Corporation, an indirect wholly owned subsidiary of PerkinElmer (“Offeror”). Under the terms of the Merger Agreement and subject to the conditions set forth in Offeror’s Offer to Purchase and related materials enclosed with this letter, Offeror is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Shares”) at a purchase price of $7.25 per share, net to the seller in cash without interest, and subject to any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of November 8, 2007.

The tender offer is conditioned upon, among other things, there being a majority of the Shares, on a fully-diluted basis, validly tendered and not properly withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Offeror into the Company, with the Company being the surviving corporation and a wholly owned subsidiary of PerkinElmer. In the merger, Shares not purchased in the tender offer will be converted into the right to receive the same $7.25 per Share cash payment, without interest, paid in the tender offer.

The board of directors of the Company has unanimously (1) determined that the tender offer and the merger are fair to, and in the best interest of, the Company and its stockholders, (2) approved the Merger Agreement, and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, and (3) declared the advisability of the Merger Agreement and resolved to recommend that the Company’s stockholders tender their Shares in the tender offer and adopt the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER, TENDER YOUR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER AND, IF NECESSARY, ADOPT THE MERGER AGREEMENT.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Offeror’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares set forth the terms and conditions of Offeror’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Best regards,

Marc D. Beer
President and Chief Executive Officer
ViaCell, Inc.